BEIJING BRUSSELS CENTURY CITY HONG KONG LONDON LOS ANGELES NEW YORK	610 Newport Center Drive, 17th Floor Newport Beach, California 92660-6429 TELEPHONE (949) 760-9600 FACSIMILE (949) 823-6994 www.omm.com	SAN FRANCISCO SHANGHAI SILICON VALLEY SINGAPORE TOKYO WASHINGTON, D.C.

February 16, 2010

VIA EDGAR AND BY FEDERAL EXPRESS

Ms. Kathryn McHale
Attorney Advisor
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street NE
Mail Stop 4561
Washington, D.C. 20549
OUR FILE NUMBER 412,559-001 WRITER’S DIRECT DIAL (415) 984-8833 WRITER’S E-MAIL ADDRESS phealy@omm.com

Re:          IMH Financial Corporation
IMH Secured Loan Fund, LLC
Amendment No. 1 to Registration Statement on Form S-4
Filed January 19, 2010
File Nos. 333-164087 and 333-164087-01

Dear Ms. McHale:

On behalf of IMH Financial Corporation (“IMH”) and IMH Secured Loan Fund, LLC (the “Fund” and, together with IMH, the “Company”), this letter provides the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated January 28, 2010 (the “Comment Letter”), regarding the above-referenced Registration Statement on Form S-4 (the “S-4”).  For the convenience of the Staff, each comment from the Comment Letter is restated in italics prior to the response to such comment.  Where appropriate, we have indicated the page number for revised disclosure in Amendment No. 2 to the S-4.

O'Melveny & Myers LLP
Ms. Kathryn McHale, February 16, 2010 - Page 2

Amendment No. 1 to Registration Statement on Form S-4

General

1.
We note that you refer to an upcoming Initial Public Offering throughout your prospectus; however, the current transaction appears to be your IPO.  Please revise your disclosure accordingly or advise the staff why this offering does not constitute an IPO.

Response:

IMH is registering the Conversion Transactions as a business combination transaction under the Securities Act on Form S-4, but it is only through what the Company refers to in the S-4 as an initial public offering that IMH is registering the underwritten offer and sale of securities of IMH for cash.  IMH believes such references to an initial public offering are consistent with the “plain English” understanding of an initial public offering.

2.
We note that you are submitting the Conversion Transactions for consideration of your members as one proposal.  Please tell us how you concluded that these transactions should not be submitted as multiple proposals.  Refer to Exchange Act Rule 14a-4(a)(3) and the September 2004 Interim Supplement to Publicly Available Telephone Interpretations (Regarding Unbundling under Rule 14a-4(a)(3)).

Response:

The Company has considered Rule 14a-4(a)(3) and the September 2004 Interim Supplement to Publicly Available Telephone Interpretations, and has concluded that the Conversion Transactions should not be bifurcated into separate proposals because the transactions are two inextricably linked steps of the same transaction, both of which are implemented pursuant to the same agreement (i.e., the Merger and Contribution Agreement).  The Company believes that bifurcating the Conversion Transactions into two separate proposals would potentially confuse investors by suggesting that it is possible for one proposal to be implemented without implementing the other proposal, and could potentially lead to the anomalous result that one, but not both, proposals, would be approved (which would have the same effect as a “no” vote on the Conversion Transactions as a whole).

3.	Please tell us how you concluded that the Conversion Transactions do not constitute a “Roll-Up” as defined in Article 2.40 of the Fund’s Restated Operating Agreement.

Response:

The Company does not believe the Conversion Transactions constitute a "Roll-Up" as defined in Article 2.40 of the amended and restated operating agreement because Article 2.40 thereof excludes from such definition a transaction involving conversion to a corporation, trust, limited liability company, or association if, as a consequence of the transaction, there will be no significant adverse change in any of the following: (a) the voting rights of members of the Fund; (b) the term of existence of the Fund; (c) the Manager’s compensation; or (d) the Fund’s investment objectives. The Company believes there will be no significant adverse change in the members’ voting rights (the stockholders of IMH Financial Corporation will generally have expanded or comparable voting rights), the term of existence of the Fund (which remains an indefinite life entity), the Manager’s compensation (management fees borne by the Fund will be eliminated as a result of the Conversion Transactions, and the board of directors of the Manager on behalf of the Fund receiving the opinion of Sutter Securities that the Conversion Transactions are fair, from a financial point of view, other than to the owners of the Manager and Holdings) or investment objectives (which will not change as a consequence of the Conversion Transactions, although the Company intends to pursue a modified investment strategy that it believes will be in the best interest of the members).

O'Melveny & Myers LLP
Ms. Kathryn McHale, February 16, 2010 - Page 3

4.
We note that you qualify certain summaries of information in the consent solicitation/prospectus by reference to statutes, regulations and documents that are not part of the registration statement.  Qualification by reference to information that is not part of the registration statement is inappropriate.  Please revise accordingly.

Response:

The Company has revised the S-4 in response to the Staff’s comment.

5.
We note that throughout the prospectus, you mention the “Special Dividend” in connection with Class B stockholders; however, given your current financial position, it does not appear you would be able to pay this dividend with any certainty.  Please revise this feature of the Class B shares or explain to the staff how you concluded there was any likelihood you could pay this dividend.  If you intend to pay this dividend with funds received from investors in your IPO, please revise your disclosure to address the effect of this dividend on top of the possible redemption of Class C shares.

Response:

The Fund is not currently in a position to pay the Special Dividend, and as noted in the S-4, including in the risk factor entitled “We may not complete an initial public offering,” there is a risk that IMH may not be able to pay the Special Dividend.  Although the Fund has suspended issuance of new membership units and funding new investments, the Fund has a history of making cash distributions to its investors (over 20 consecutive quarters of distributions from its inception through the quarter ended June 30, 2009) as set forth in the section entitled “Dividend and Distribution Policy,” and believes that the consummation of an initial public offering (“IPO”) will position IMH to be in a position to make future distributions.  The Company supplementally informs the Staff that IMH does not intend to pay the Special Dividend from net proceeds from the IPO.  Rather, IMH intends to use the net proceeds from an IPO to make investments that will position the Company to make future distributions.  The Company also expects the proceeds from dispositions of the Company's existing portfolio of investments to be a potential source of future distributions.

O'Melveny & Myers LLP
Ms. Kathryn McHale, February 16, 2010 - Page 4

6.	Please disclose the timeframe, if any, available for the board to make its determination to redeem Class C holders.

Response:

The Company has revised pages 13, 42 and 43 of the S-4 in response to the Staff’s comment.

7.	Please revise the Fund’s future ‘34 Act filings to address the comments below as applicable. We may have further comments based on your responses.

Response:

The Company supplementally informs the Staff that it intends for disclosures in future filings under the Exchange Act to be consistent with the disclosures made in the S-4, including disclosures made in response to the Staff's comments.

Cover Page of Consent Solicitation/Prospectus

8.
Please revise to disclose the exchange ratio of membership units to Class B or Class C common stock on the cover page.  Please also include the equivalent dollar value per membership unit on an actual or implied basis.

Response:

The Company has revised the cover page of the S-4 in response to the Staff’s comment.

9.	Please disclose on the cover page that the Class B, Class C and Class D common stock are not, and will not be, listed on a national securities exchange.

Response:

The Company has revised the cover page of the S-4 in response to the Staff’s comment.

Questions and Answers About the Consent Solicitation..., page 1

10.
Please clarify that members of the Fund who choose to vote against the Conversion Transactions should still make their Class B/Class C allocation preference and will not be given any other opportunity to do so.  Please revise the Form of Consent accordingly.

O'Melveny & Myers LLP
Ms. Kathryn McHale, February 16, 2010 - Page 5

Response:

The Company has revised pages 6 and 7 of the S-4, and the Form of Consent, in response to the Staff’s comment.

Q:  What are the primary steps in the Conversion Transactions?, page 2

11.	You state that the exchange ratio is approximately 246.45. Please tell us, with a view towards revised disclosure, why you are unable to disclose the exact exchange ratio.

Response:

The Company has revised the S-4 in response to the Staff’s comment.

12.
We note the disclosure on page 211 regarding the treatment of stock appreciation rights. Please revise your disclosure, here and throughout the prospectus as appropriate, to clarify whether the 995,750 shares of Class B-3 common stock in IMH Financial Corporation to be exchanged for all of the outstanding shares of the Manager and all of the outstanding membership interests in Holdings includes the shares of Class B common stock that will be issued to the holders of these stock appreciation rights.

Response:

The Company has revised page 2 and elsewhere throughout the S-4 in response to the Staff’s comment.

Q:  Are there other events and transactions expected to occur..., page 2

13.	Please revise to move the third bullet point ahead of the second bullet point.

Response:

The Company has revised page 2 of the S-4 in response to the Staff’s comment.

Q:  What will I receive in connection with the Conversion Transactions?, page 3

14.	Please revise to clarify, if true, that if a fractional share interest is rounded up to the nearest whole share, the additional share will be a share of Class B-3 common stock.

Response:

The Company has revised page 4 of the S-4 in response to the Staff’s comment.

O'Melveny & Myers LLP
Ms. Kathryn McHale, February 16, 2010 - Page 6

Q:  In general, what are the key terms of the Class B and Class C..., page 4

15.	Please discuss how a holder will be notified, if at all, that a subclass of Class B common stock is eligible for conversion into shares of common stock at the holder’s option.

Response:

The Company has revised page 6 of the S-4 in response to the Staff’s comment.

16.
You state in the third bullet point of this answer, and elsewhere in the consent solicitation/prospectus, that the Class B common stock will be eligible to convert into “freely transferable” shares of common stock.  Please revise to clarify, as appropriate, that the shares of common stock may be subject to restrictions on transfer imposed by applicable securities laws.

Response:

The Company has revised the S-4 throughout in response to the Staff’s comment.

17.	Please revise this answer to highlight the fact that holders will not know the redemption price for the Class C common stock at the time they elect to receive shares of Class C common stock.

Response:

The Company has revised page 4 of the S-4 in response to the Staff’s comment.

Q:  How do the shares of Class B and Class C common stock..., page 6

18.	Please discuss or cross-reference to a discussion of the transfer restrictions that are applicable to the Class B and Class C common stock, but not applicable to the common stock.

Response:

The Company has revised page 6 of the S-4 in response to the Staff’s comment.

Q:  How will competition with the SWI Fund be addressed..., page 10

19.
Please discuss in greater detail the conflicts of interest between the SWI Fund and IMH Financial Corporation.  In particular, please address what conflicts of interest will exist between the closing of the Conversion Transactions and an initial public offering and what conflicts of interest will remain after an initial public offering.  Please revise your discussion on pages 108-109 accordingly.

O'Melveny & Myers LLP
Ms. Kathryn McHale, February 16, 2010 - Page 7

Response:

The Company has revised page 119 of the S-4 in response to the Staff’s comment.

20.
To the extent there is an agreement between SWIM, the SWI Fund and IMH Financial Corporation regarding the restrictions on SWIM’s actions as the manager of SWI Fund, please file that agreement as an exhibit to the registration statement.

Response:

There is no agreement between SWIM, the SWI Fund and IMH regarding the restrictions on SWIM's actions as the manager of SWI Fund and no such agreement is contemplated.  Rather, IMH will cause SWIM, as the manager of the SWI Fund and a wholly owned subsidiary of IMH, to follow the policies set forth in the S-4 or as established by the independent members of the Board of Directors of IMH.  A management agreement exists between SWIM and the SWI Fund.

Q:  What would be the terms of an initial public offering.... page 12

21.
Please revise to discuss if the board is required to determine whether to do an initial public offering by a particular date.  If the board is not limited by time in making this determination, so disclose.  Please also consider appropriate risk factor disclosure that the transfer restrictions on the Class B and Class C common stock, which are tied to such a determination, may never be lifted and holders may be receiving an illiquid security.

Response:

The Company has revised page 13 of the S-4, as well as the risk factors entitled “You will not be able to sell, short sell, pledge or transfer the shares of Class B and Class C common stock that you receive in the Conversion Transactions, or the common stock into which they are convertible, for a significant period of time” and “We not may complete an initial public offering” on pages 42 and 43 of the S-4 in response to the Staff’s comment.

Summary, page 16

General

22.	Please include the information required by Item 3(f) and (h) of Form S-4 or tell us why you are not required to do so.

Response:

The Company has revised pages 26 and 28 of the S-4 in response to the Staff’s comment.

O'Melveny & Myers LLP
Ms. Kathryn McHale, February 16, 2010 - Page 8

23.
We note the disclosure on page 158 regarding the 48 loans in default as of September 30, 2009.  Please revise the summary to include an update on the status of these loans as of the most recent practicable date.  For those loans on which you have commenced foreclosure, please discuss in general terms how soon you expect to complete the foreclosure process.  For those loans on which you anticipate commencing foreclosure actions, please discuss when you intend to do so.  For those loans on which you are negotiating modifications, please discuss how long the loans have been in default and the general status of such negotiations.

Response:

The Company has revised pages 182 through 184 of the S-4 in response to the Staff’s comment.

General, page 16

24.
You disclose in the first paragraph of this section that you will be merging the Fund into a “publicly-traded” Delaware corporation.  It does not appear, however, that it is accurate to characterize IMH Financial Corporation as “publicly-traded” upon the closing of the Conversion Transactions.  Please revise accordingly.

Response:

The Company has revised page 16 of the S-4 and throughout the S-4 in response to the Staff’s comment.

25.
Please revise the first paragraph on page 17 to include a statement that at the time of the consummation of the Conversion Transactions, there will be no established public trading market for the Company’s common stock.

Response:

The Company has revised page 17 of the S-4 in response to the Staff’s comment.

Structure of the Conversion Transactions. page 19

26.	Please revise the table on page 20 to disclose, by footnote or otherwise, the relationship between the Manager and the Fund, on one hand, and Holdings and IMH Management Services, LLC, on the other.

Response:

The Company has revised pages 20 and 82 of the S-4 in response to the Staff’s comment.

O'Melveny & Myers LLP
Ms. Kathryn McHale, February 16, 2010 - Page 9

Interests of Certain Persons in the Conversion Transactions, page 22

27.	Please quantify the benefit each individual named in this section will receive as a result of the Conversion Transactions by providing a cumulative dollar amount.

Response:

The Company has revised pages 22 and 93 of the S-4 to quantify the book value of the shares to be received by these individuals in response to the Staff’s comment.  The Company respectfully submits that the value of certain benefits, such as the right to indemnification or the value of the guarantee of the lease (although the amount of the guaranteed obligation itself is disclosed in the S-4) are impractical to quantify.

Distribution Policy Following the Consummation of the Conversion..., page 23

28.
We note your assertion, here and more generally on pages 94-95, that you “currently anticipate that [your] aggregate annual distributions per share will be no less than historical amounts made by the Fund...”  Given your financial position and continuing loss experience, this statement seems overly optimistic.  Please revise your disclosure or explain to the staff your basis for making this assertion.

Response:

The Company’s assertion was predicated on the consummation of an IPO.  If an IPO occurs, the Company believes that it will be able to produce cash flow from borrowers loan payments on new loans acquired or originated by the Company and from the sale of assets in amounts sufficient to pay annual distributions per share.  The Company has revised pages 24 and 103 of the S-4 in response to the Staff’s comment.

NYSE Listing, page 24

29.
Please clarify when you intend to pursue NYSE listing.  We note, in that regard, the disclosure in the second to last bullet point on page 32.  Please also address whether you intend to pursue listing in the event you do not complete an initial public offering.

Response:

The Company has revised pages 24, 38 and 45 of the S-4 in response to the Staff’s comment.

Votes Required to Approve the Conversion Transactions..., page 25

30.	Please state the vote required to approve the adoption of the 2010 Stock Incentive Plan.

Response:

O'Melveny & Myers LLP
Ms. Kathryn McHale, February 16, 2010 - Page 10

The Company has revised page 26 of the S-4 in response to the Staff’s comment.

Summary – Unaudited Pro Forma Condensed Combined Financial Information, page 31

31.
We note you present summary pro forma information here, and that you also present pro forma information in compliance with Rule 11 of Regulation S-X beginning on page 118.  In order to promote greater transparency, please revise to include a statement in your disclosure here that refers the reader to your complete pro forma disclosures beginning on page 118.

Response:

The Company has revised page 36 of the S-4 in response to the Staff’s comment.

Risk Factors, page 34

General

32.	Please add a risk factor addressing the fact that the ownership percentage of each member will be significantly diluted as a result of the Conversion Transactions.

Response:

The Company has added a new risk factor on page 46 of the S-4 in response to the Staff’s comment.

33.
Please include a risk factor that discusses the treatment of investors in the event of a liquidation/bankruptcy if they choose to effect the Conversion Transactions.  Please include a discussion of the likelihood of this event in light of other risk factors you have mentioned, such as the success of your IPO and the going concern opinion your accountants have issued.

Response:

The Company has added a discussion of the treatment of investors in the event of a liquidation or bankruptcy in the new risk factor on page 46 of the S-4 in response to the Staff’s comment.

34.
Several of your risk factors make statements that you “cannot assure” the reader or “there is no assurance” that a given event might happen.  Please revise this section to eliminate this type of language.  The point of a particular risk factor is to discuss a material risk and explain to the reader the likelihood of the risk impacting an investment in your securities, not your ability to provide assurance.

O'Melveny & Myers LLP
Ms. Kathryn McHale, February 16, 2010 - Page 11

Response:

The Company has revised the “Risk Factors” section of the S-4 in response to the Staff’s comment.

The Manager and its stockholders, directors and executive officers..., page 34

35.	Please revise the fourth bullet point to quantify Mr. Albers’ potential exposure that will be eliminated as a result of the Conversion Transactions.

Response:

The Company has revised page 40 of the S-4 in response to the Staff’s comment.

Any procedural protections or policy that we adopt..., page 35

36.
Please revise this risk factor to focus the disclosure on the potential conflicts of interests that may arise as a result of the Conversion Transactions rather than the policies and procedures that are intended to mitigate the risk.

Response:

The Company has revised page 41 of the S-4 in response to the Staff’s comment.

You will not be able to sell, short sell., pledge or transfer..., page 36

37.
You state that the transfer restrictions may last a “significant period of time.”  Please revise this risk factor to address the risk that the transfer restrictions may be indefinite if the board fails to make an initial public offering determination.

Response:

The Company has revised this risk factor on page 42 of the S-4 in response to the Staff’s comment.

We cannot assure you that we will successfully..., page 37

38.
Please revise this risk factor to highlight that a primary objective of the Conversion Transactions, providing liquidity for the members of the Fund, may not be achieved if you are unable to conduct an initial public offering.  Please also discuss the effects that the Fund’s financial condition and the current state of the initial public offering market will have on the likelihood that you are able to complete an initial public offering.

Response:

O'Melveny & Myers LLP
Ms. Kathryn McHale, February 16, 2010 - Page 12

The Company has revised this risk factor on pages 42 and 43 of the S-4 in response to the Staff’s comment.

We cannot assure you that we will redeem any shares of Class C..., page 37

39.	You disclose that you may redeem Class C shares if you have successfully completed an IPO; please disclose how you will determine if the IPO has been “successfully complete[d].”

Response:

The Company has revised this risk factor on page 43 of the S-4 in response to the Staff’s comment.

40.
We note your disclosure “[e]ven if we choose to redeem...the redemption will be limited to the number of shares we can redeem using the lesser of $50 million or 30% of the net proceeds...”.  Please clarify that the board may elect to redeem any amount less than these amounts.

Response:

The Company has revised this risk factor on page 43 of the S-4 in response to the Staff’s comment.

You will not know the redemption price for the Class C…„ page 37

41.
Please expand this risk factor to discuss the risk that the redemption price will be less than the amount of a member’s original investment in the Fund per unit and less than the current net asset value of the Fund per unit.

Response:

The Company has revised this risk factor on page 43 of the S-4 in response to the Staff’s comment.

Revocation of Consents, page 71

42.
We note the reference to potential voting agreements related to the two proposals.  Please tell us, with a view towards revised disclosure, if you have entered into, or anticipate entering into, any voting agreements with members of the Fund.

Response:

O'Melveny & Myers LLP
Ms. Kathryn McHale, February 16, 2010 - Page 13

Neither the Company nor the Fund has entered into, and neither anticipates entering into, any voting agreements with members of the Fund.  The Company has revised page 78 of the S-4 in response to the Staff’s comment.

Background of the Conversion Transactions, page 77

43.
We note that the background section begins with a discussion of possible restructuring alternatives to provide members of the Fund with liquidity options and recommence operations.  Please revise to include a discussion of the October 2008 decision to suspend redemptions and cease originating and funding new commercial real estate mortgage loans and the reasons underlying these decisions.

Response:

The Company has revised page 84 of the S-4 in response to the Staff’s comment.

44.
Please discuss whether the Manager considered any alternative transaction structures, including, for example, a sale of assets, a strategic transaction with an operating Company or liquidation.  To the extent any such alternatives were considered, please also discuss the reasons they were not pursued.

Response:

The Company has revised page 84 of the S-4 in response to the Staff’s comment.

45.
You disclose that ValueScope delivered two reports to the Fund regarding the fair market values of the Fund, the Manager, Holdings and their respective subsidiaries.  Please revise your discussion of these reports and ValueScope to include all of the information required by Item 4(b) of Form S-4.  Please also file the reports as exhibits in accordance with Item 21(c) of Form S-4.

Response:

Although the Company included references in the S-4 to these reports to indicate the process the Company followed in deciding to approve the Conversion Transactions, the Company has not included the report from ValueScope dated December 16, 2009 or the draft report from ValueScope dated November 24, 2009 because, as described on page 85 of the S-4, the Company has not relied on these reports in its decision to approve the Conversion Transactions.  Accordingly, the Company believes that these reports do not materially relate to the decision of the Manager on behalf of the Fund to pursue the Conversion Transactions.  The Company further believes that the inclusion of these reports (one of which is a draft report intended by ValueScope to revise the earlier report and which was never finalized) could be confusing, should not be relied on, and is potentially misleading to investors.  The Company supplementally informs the Staff that these reports contemplate a substantially higher valuation for the Manager and Holdings than the Manager and Holdings are receiving in the Conversion Transactions.  In particular, (a) based on certain historical facts, assumptions and projections, ValueScope determined in its final report dated December 16, 2009 that the fair market value of the Manager was reasonably stated as $33.9 million, and (b) based on certain historical facts and different assumptions and projections, ValueScope determined in a draft report dated November 24, 2009 that the value of the Manager was $59 million.  The Manager was not prepared to conclude that the ValueScope valuations (whether in final or draft form) were reasonable in the context of the Conversion Transactions.  Thus, the Manager engaged Sutter Securities to provide a fairness opinion with respect to whether the Conversion Transaction were fair from a financial point of view (other than to the owners of the Manager and Holdings).

O'Melveny & Myers LLP
Ms. Kathryn McHale, February 16, 2010 - Page 14

Our Reasons for the Conversion Transactions, page 79

46.
You state that the Manager considered the receipt of a fairness opinion in reaching its determination to proceed with the Conversion Transactions.  Please tell us, with a view towards revised disclosure, how the Manager factored the fairness opinion into its determination when the opinion has not yet been given.

Response:

The Manager has received the signed fairness opinion dated as of February 8, 2010 and filed the form of the fairness opinion it anticipates receiving on the mailing date of the S-4 as Annex F to the S-4, and revised page 85 of the disclosure in response to the Staff’s comment.

Fairness Opinion of Sutter Securities, page 81

47.	Please revise your discussion to include the information required by Item 1015(b)(2)-(5) of Regulation M-A.

Response:

The Company has revised page 88 of the S-4 in response to the Staff’s comment.

48.
Please discuss any presentation, memorandum, report or other material provided to the Manager’s board of directors by Sutter Securities related to the valuation or fairness of the acquisitions of the Manager and Holdings.  Please also file these documents as exhibits to the registration statement.  We note, in that regard, the analyses that Sutter Securities discussed with the board of directors of the Manager on January 11, 2010.  Refer to Items 4(b) and 21(c) of Form S-4.

Response:

O'Melveny & Myers LLP
Ms. Kathryn McHale, February 16, 2010 - Page 15

Sutter Securities presented to the Manager’s board of directors its analyses and the assumptions it relied upon in preparing its fairness opinion of the acquisitions of the Manager and Holdings. The Company is supplementally providing the Staff under separate cover with a copy of the presentation provided to the Manager’s board of directors on February 8, 2010, which updates the presentation provided to the Manager’s board of directors on January 11, 2010.

49.
We note that Sutter Securities relied on a number of financial projections provided by the Manager when preparing its fairness opinion.  Please revise your description of the financial analyses conducted by Sutter Securities to disclose all of the projections that underlie the analyses or confirm that all such projections are included in the discussion.  Please also provide us with a copy of all financial projections that were provided by the Manager to Sutter Securities for the purpose of preparing its fairness opinion.

Response:

In response to the prior question, the Company is supplementally filing with the Staff a copy of the presentation provided by Sutter Securities. This presentation includes financial projections of the Company as modified by certain assumptions made by Sutter Securities for the purpose of preparing its fairness opinion. The Company has not revised the S-4 to include additional information with respect to these projections.

50.	Please note that we may have further comment on the fairness opinion disclosure after we have an opportunity to review the actual opinion.

Response:

The Company has included the form of fairness opinion as Annex F to the S-4, and notes the Staff's comment.

Interests of Certain Persons in the Conversion Transactions, page 86

51.
Please file the promissory notes related to the Manager’s rental obligations under the headquarters lease and the line of credit used by the Manager for the benefit of the Fund as exhibits to the registration statement.

Response:

The Company has filed the promissory notes as Exhibits 10.1 and 10.2 to the S-4.

O'Melveny & Myers LLP
Ms. Kathryn McHale, February 16, 2010 - Page 16

Terms of the Conversion Transactions, page 88

General

52.	Please revise to include a statement regarding the accounting treatment of the transaction in accordance with Item 4(a)(5) of Form S-4.

Response:

The Company has revised page 97 of the S-4 in response to the Staff’s comment.

53.	Please incorporate the merger agreement by reference into the consent solicitation/prospectus by means of a statement to that effect. Refer to Item 4(c) of Form S-4.

Response:

The Company has revised page 96 of the S-4 in response to the Staff’s comment.

Conditions to Consummation of the Conversion Transactions, page 92

54.	Please address whether approval of 2010 Stock Incentive Plan is a condition to the consummation of the Conversion Transactions.

Response:

The Company has revised pages 12 and 100 of the S-4 in response to the Staff’s comment.

Dividend and Distribution Policy, page 94

55.
We note that you intend to initiate a quarterly dividend policy after the consummation of the Conversion Transactions.  We also note that the Conversion Transactions, by themselves, will not have a material impact on the liquidity of the surviving corporation.  Please revise your dividend discussion to address more specifically the changes or events that must take place, separate from the Conversion Transactions, to enable IMH Financial Corporation to pay quarterly dividends.

Response:

The Company has revised pages 24 and 103 of the S-4 in response to the Staff’s comment.

O'Melveny & Myers LLP
Ms. Kathryn McHale, February 16, 2010 - Page 17

Our Business, page 97

Information Regarding our Current Portfolio, page 99

Loans, page 99

56.
We note your disclosure that “substantially” all of the mortgage loans in your portfolio are collateralized by first mortgage liens, and that you “generally” only accept second mortgages on other properties as additional credit support for a secured first mortgage loan.  For all periods presented please revise to quantify the amount of loans you hold in your portfolio that are not first mortgage liens.

Response:

The Company has revised page 108 of the S-4 in response to the Staff’s comment.  The Company supplementally informs the Staff that as of February 8, 2010, the Fund holds one mortgage loan in its portfolio that is not secured by a first lien on the applicable real property.  Historically, the Fund has secured borrowers’ payment obligations to it with first lien mortgage loans on the applicable real property collateral and, from time to time, has supplemented the first lien collateral package with a second lien collateral package on separate real property as a supplemental source of security for the repayment of the applicable loan.  In this rare instance, after September 2009, the Fund subordinated its former first lien position on the applicable collateral to the new first lien of an unaffiliated commercial bank in order to allow the borrower to obtain additional funds from the commercial bank to complete the applicable project and, thus, seek to better protect the value of the Fund’s collateral and to seek to increase the borrower’s loan repayment probabilities.  The principal balance of the borrower’s loan  with the commercial bank at September 2009 was approximately $14.0 million and, in connection with the subordination of the Fund’s former first lien on the applicable collateral, the Fund obtained (a) from the borrower, a payment of $4.0 million to be applied to past due interest and a principal pay down, and (b) from the commercial bank, the right to pay-off or purchase the commercial bank’s loan to the borrower at par at any time before the maturity thereof.

Our Competitive Strengths, page 101

57.	Please balance the discussion of competitive strengths with a brief discussion of the greatest challenges currently faced by the Fund and the Manager.

Response:

The Company has revised pages 113 and 114 of the S-4 in response to the Staff’s comment.

O'Melveny & Myers LLP
Ms. Kathryn McHale, February 16, 2010 - Page 18

Our Investment Strategy, page 103

58.
Please revise the investment strategy, target asset and acquisition and origination policy discussions to differentiate between current and future strategies, assets and policies.  For example, for each of the asset classes mentioned, please discuss whether and to what extent the Fund currently holds assets in that particular class.  To the extent a discussion relates to future plans of IMH Financial Corporation that are different from the historical practices of the Fund and the Manager, so state.

Response:

The Company has revised the section of the S-4 entitled “Our Business” in response to the Staff’s comment.

Current Portfolio Disposition Strategy, page 106

59.
You disclose that you intend to actively market and sell a significant portion of your currently-owned loans over the next 12 to 18 months.  However, as of both September 30, 2009 and December 31, 2008, only 12.8% and 17.3% of your gross loans are classified as held-for-sale, respectively.  Please tell us whether all loans that you are currently marketing for sale or intend to sell are classified as held-for-sale on the face of your balance sheet.  To the extent that you changed your intention to hold these loans after the balance sheet date, revise to disclose that fact and tell us specifically how you considered this subsequent events information under the guidance of ASC 855 10 15 (SFAS 165).

Response:

The Company’s December 31, 2008 and September 30, 2009 financial statements properly reflect loans held for sale.  The disclosure regarding the Company’s intent to actively market and sell a significant portion of its currently-owned loans has been modified to clarify that the liquidation of such mortgage loan assets is contingent upon the approval of the Conversion Transactions and the consummation of an IPO.  The Company’s existing portfolio assets are being transferred at their carrying value in connection with the Conversion Transactions. As a result of impairment charges, the carrying value of the portfolio assets approximates fair value.  As such, the Company does not expect the liquidation of such assets into cash will create any material book gains or losses for financial reporting purposes.

In the event that an IPO is not consummated, the Company contemplates liquidating a portion of its mortgage loan portfolio from time to time in order to meet operating expenses and other costs of the business. Because the carrying value of the existing portfolio assets approximates their current fair value, the Company does not expect that the liquidation of these assets will create any material book gains or losses for financial reporting purposes.

O'Melveny & Myers LLP
Ms. Kathryn McHale, February 16, 2010 - Page 19

In either instance, in order to qualify under GAAP to be classified as “held for sale”, management must lack the ability and intent to hold the loans for the foreseeable future, or until maturity or payoff.

The Company believes that each mortgage loan in its portfolio is (a) unique and, thus, (b) subject to unique (and different) disposition strategies on a loan by loan basis.  Accordingly, the Company also believes that the criteria above are not satisfied and, therefore, the applicable assets should not be classified as “held for sale”. The amounts reported as “held for sale” pertain to mortgage loans wherein the Company has received formal offers from proposed buyers and the Company has either accepted the offer from the proposed buyers or submitted counter-offers with the expectation that such sales will be consummated. Except for the loans classified as “held for sale”, the Company affirms that it has the intent and ability to hold its loans for the foreseeable future, or until maturity or payoff, and that its loans are properly reported in the balance sheet at amortized cost, adjusted for the allowance for credit losses, in accordance with ASC 31-10-35-47.

Acquisition and Origination Policy, page 107

60.
You disclose in the “Valuation Analysis” subsection that you expect to utilize “loan-to-value guidelines” in determining loan amounts.  Please revise to discuss in greater detail what you mean by “loan-to-value guidelines.”  Please discuss, in that regard, whether you employ, or will employ, any maximum loan-to-value ratios.

Response:

The Company has revised page 117 of the S-4 in response to the Staff’s comment.  From the inception of the Fund until the Fund ceased funding new loans, the Fund generally originated loans with a loan-to-value ratio of not more than 60%, based on the primary collateral value only.  The 60% loan-to-value ratio guideline was adopted by the Manager’s credit committee and only on the approval of this committee could this guideline be exceeded. The 60% loan-to-value ratio guideline was exceeded only if (a) the Manager believed that the value of additional or secondary collateral was sufficient to allow for such advances, and (b) the loan was approved by a majority vote of the credit committee.

The Company intends to develop specific guidelines for each investment category.  The Company also expects to have each proposed loan transaction reviewed and approved before funding by an internal credit committee composed of selected members of senior management as well as underwriters not directly associated with the applicable proposed loan transaction.  Further, for loans or borrower relationships that exceed a certain dollar threshold, the Company expects to require approval by the Company’s board of directors, or a committee thereof, as a condition to funding the applicable proposed loan transaction.

Resolution of Potential Conflicts of Interest..., page 108

61.
Please discuss how much time you anticipate each of your executive officers will devote to his or her duties to SWIM.  Please also confirm that this discussion addresses all potential conflicts of interest of the directors and executive officers of IMH Financial Corporation.

O'Melveny & Myers LLP
Ms. Kathryn McHale, February 16, 2010 - Page 20

Response:

The Company cannot determine in advance how much time the executive officers will devote to their duties to SWIM.  SWIM will cease fund raising upon the consummation of the IPO and, thus, time dedicated to SWIM’s fund raising activities will cease at that time.  Moreover, because fund raising for SWIM ceases at the IPO, SWIM will have relatively fewer cash resources if that occurs sooner rather than later and, correspondingly, fewer cash resources to dedicate to mortgage origination or mortgage acquisition activities.  In general, the Company expects that the executive officers will dedicate relatively more time to SWIM’s activities during the fund raising and mortgage underwriting stages of the life cycle of SWIM, relatively less time during the mortgage servicing stage and then, once again, relatively more time during the asset disposition stage.  Because of the uncertainty of the success of SWIM’s fund raising and, thus, the magnitude of the funds available for investment by SWIM and assets to acquire and manage, a reliable estimate of the time the executive officers may dedicate to SWIM cannot be determined.

The Company has revised page 119 of the S-4 in response to the Staff’s comment.

Unaudited Pro Forma Condensed Combined Financial Information, page 118

62.	For transparency purposes, please revise to make all of your adjustments self-balancing.

Response:

The Company has revised all pro forma adjustments and related disclosures to make them self-balancing in response to the Staff’s comment.

63.
Your disclosures in the pro forma information footnote 2 on page 123 indicate that you intend to account for the exchange of stock of IMH Financial Corporation for all the stock of the Manager and all the membership interests of Holdings under the purchase method of accounting.  Please tell us how you evaluated whether this is a transaction between entities under common control under ASC 805-50-15-6 (paragraph D8 of SFAS 141(R)).  Please provide us with your analysis and reference the technical guidance you used in forming your conclusion.

Response:

The Company concluded that this transaction is subject to “purchase accounting” based upon SFAS 141R, FIN 46, SFAS 167 and the contents of a speech by an SEC Staff member dated December 7, 2009 on the subject of “Controlling Financial Interests.”  The Company respectfully disagrees with the proposition that the Manager and the Company are “under common control” and, therefore, not subject to “purchase accounting.”  “Control,” as defined in SFAS 141, is expanded to articulate “controlling financial interests (CFI)” and this pronouncement refers to ARB 51, which has generally been superseded by FIN 46R, and recently clarified under SFAS 167. In each case, based upon the Company’s understanding of the contents of the referenced speech, a controlling financial interest requires both the “power over activities” and a “significant financial interest.”  The Company does not believe these criteria were met.

O'Melveny & Myers LLP
Ms. Kathryn McHale, February 16, 2010 - Page 21

With respect to “power over activities,” although the Manager generally did have certain powers over administrative day-to-day operational functions of the Fund, such powers were contractually limited to those proscribed in the Fund’s Operating Agreement.  Accordingly, the “power” attributed to the Manager was limited and defined.  With respect to the “significant financial interest” criteria, the Manager had minimal financial interest in the operating results of the Fund.  Although the Manager did receive all of the fees associated with the underwriting and origination process in the range of 4%-6% of the loan amount, this process was separate and apart from the Fund’s ultimate investment, and the significance of the Manager’s financial interest generally ended at that point.  In addition to those fees, the Manager received a 25 basis point management fee on “earning assets” and 25% of default fees collected. The Manager believes that these fees are comparatively less than the fees typically charged by external managers in a fund context (i.e., generally, 2% of total assets under management and 20% of the operating results over a given hurdle rate).

Additionally, the middle paragraph in the referenced speech under the section entitled “Shared Power and Economic Substance” provides an example of an arrangement wherein the controlling financial interest criteria are not satisfied.  The Company believes that this example closely parallels the current arrangement between the Company and the Manager and, thus, the Company does not believe the Manager and the Company are “under common control.”

With respect to the Staff’s inquiry regarding paragraph D8 under SFAS 141, the Company has re-reviewed the examples set forth under items “a” through “f” and continues to conclude that these illustrative transactions are not equivalent to the facts applicable in the subject proposed Conversion Transactions.  Therefore, the Company has concluded that the application of purchase accounting is appropriate for the subject proposed Conversion Transactions.

64.
Please revise footnote 3 to the pro forma financial information to more clearly disclose how you determined the estimated total purchase price of $19.9 million as well as the estimated per share price of $20 per share.

Response:

O'Melveny & Myers LLP
Ms. Kathryn McHale, February 16, 2010 - Page 22

In response to the Staff’s comment, the Company has revised the disclosure in footnote 3 on page 134 to disclose how the Company determined the $19.9 million purchase price.  This dollar amount was based on one of three separate valuation alternative methodologies suggested by one of the Company’s advisors which, the Company was advised, were all methodologies used in similar types of transactions.

In response to the Staff’s comment, the Company has also revised the disclosure to explain that the $20 per share price was based on a typical per share value for such conversions.  The number of shares allocated for the purchase of the Manager was based on the estimated pro rata value of the combined entity, based on the $19.9 million purchase price for the Manager and assuming a fair value of the Fund equal to its net asset value as of September 30, 2009. In the event that the per share value increases or decreases between the effective date of the S-4 and the closing of the Conversion Transactions, the number of shares allocated between the Manager and the Fund would not change (they would remain fixed).

65.
You disclose in footnote 4(a) to the pro forma financial information that revenues and expenses pertaining to provisions for deferred fees due to the Manager were eliminated in the pro forma combined financial statements.  However, we were unable to locate a related adjustment(s) on your pro forma Statement of Operations.  Please revise to clarify this discrepancy.

Response:

In response to the Staff’s comment, the Company has revised its disclosure in footnote 4(a) on page 134 to reflect the fact that this pro forma adjustment affects only the pro forma condensed combined balance sheet and that all pro forma adjustments relating to the Manager’s recognition of processing and administrative fee revenues are reflected in footnote 4(e).

66.
You disclose in footnote 4(b) to the pro forma financial information that you eliminated certain transactions between the Fund and the Manager in your pro forma financial statements.  Please address the following:

a.
Revise to explain why you have eliminated the entire “Fund management fees” income in your December 31, 2008 pro forma statement of operations, while you have $137,000 of “Fund management fee” income remaining in your Combined Totals for the nine-months ended September 30, 2009.  Please explain to what the remaining fees at September 30, 2009 relate.  For example, do they relate to fees earned from the SWI Fund?  If so, please explain why you do not also have fee income remaining at December 31, 2008.

Response:

O'Melveny & Myers LLP
Ms. Kathryn McHale, February 16, 2010 - Page 23

In response to the Staff’s comment, the Company has revised its disclosure in footnote 4(b) on page 135 to explain that the residual balance of the management fees paid for the nine months ended September 30, 2009 pertain to management fees earned by a subsidiary of Holdings for the management of the SWI Fund, which commenced operations in February 2009.  As such, there is no residual balance for the year ended December 31, 2008.

b.
Revise to explain what the remaining “Origination and related costs” and “Interest” expense amounts relate to that are included in the Combined Totals of the pro forma statement of operations for both the year ended December 31, 2008 and the nine-months ended September 30, 2009.  Again, if these amounts relate to expenses for the SW1 Fund please explain that fact.

Response:

In response to the Staff’s comment, the Company has revised the disclosure in footnote 4(e) on page 137 to provide that for purposes of pro forma presentation, direct origination costs consist of incentive compensation paid to loan underwriters that are directly attributable to specific loan originations, as well as private lender fees paid to third party brokers on specific loan originations.  The residual balance of Origination and related costs, after elimination, constitutes primarily base salaries for lending and operations personnel of the Manager, as well as indirect legal, underwriting and other costs related to loan management; these costs are not directly attributable to the origination of specific loans held by the Fund.  Additionally, this residual balance for the nine months ended September 30, 2009 includes similar costs incurred by a subsidiary of Holdings in connection with the management of the SWI Fund.  The Company has also revised the title of this line item from “Origination and related costs” to “Origination, loan management and related costs.”

In addition, in response to the Staff’s comment, the Company has revised the disclosure in footnote 4(b) to explain that the residual balance of Interest expense, after eliminations, pertains to interest incurred (a) by the Fund primarily for loan participations issued, and (b) by the Manager for interest on bank debt.

c.
We note that the Manager’s policy is to recognize loan origination and processing fees when earned, which is typically at loan closing, rather than deferring and amortizing these expenses over the term of the loan as required by U.S. GAAP.  Please tell us whether the remaining “Origination and related costs” and “Interest” expense amounts reflected in the Combined Totals column for both the pro forma statement of operations for the year ended December 31, 2008 and the nine-months ended September 30, 2009 have been recorded in compliance with U.S. GAAP.

Response:

O'Melveny & Myers LLP
Ms. Kathryn McHale, February 16, 2010 - Page 24

In response to the Staff’s comment, the Company has revised the disclosure in footnotes 4(b) and 4(e) on pages 135 and 137, respectively, to provide that the residual balance of Interest expense and Origination, loan management and other costs in the pro forma statement of operations for the year ended December 31, 2008 and the nine months ended September 30, 2009 have been recorded in compliance with U.S. GAAP.

d.
We note that you have not eliminated the Fund’s “Interest” expense line item in your pro forma statement of operations for the year ended December 31, 2008.  Further, we note that this line item does not total across to the ending balance.  Please revise to explain why the Fund’s expense was not eliminated, as it was in the pro forma statement of operations for the nine-months ended September 30, 2009, and to ensure that this line item properly sums to the ending balance.

Response:

In response to the Staff’s comment, the Company has revised its disclosure in footnote 4(b) on page 135 to explain that there were no borrowings between the Fund and the Manager during the year ended December 31, 2008 that would give rise to interest charges between the Fund and the Manager requiring elimination.  As such, there was no elimination of the Fund’s interest expense for the year ended December 31, 2008. Additionally, the Company has verified that the line items properly sum to the ending balance amount.

67.
You disclose in footnote 4(c) to the pro forma financial information that, ultimately, the cost of the acquired business will be allocated to the tangible and intangible assets and liabilities based on estimates of fair value.  You also state that, because the allocation of value was not complete as of the date of this filing, all such value has been allocated entirely to intangible assets.  Please revise to present a tabular disclosure of the purchase price allocation reconciling the amount of consideration paid to the amounts recognized at the acquisition date for assets acquired and liabilities assumed, the amount, and description, of any intangible assets acquired and the amount of goodwill to be recognized (if any).  Refer to ASC 805-20-50-1 (paragraph 68 of SFAS 141R) for guidance.

Response:

In response to the Staff’s comment, the Company has revised footnote 4(c) on pages 135 through 137 to include a tabular disclosure of the purchase price allocation reconciling the consideration paid to (a) the amounts recognized at the acquisition date for assets acquired and liabilities assumed, (b) the amount, and description, of any intangible assets acquired, and (c) the amount of goodwill to be recognized.  The Company has also revised the disclosure to comply with ASC 805-50-15-6 (paragraph 68 of SFAS 141).

O'Melveny & Myers LLP
Ms. Kathryn McHale, February 16, 2010 - Page 25

68.
In particular, please tell us detail and revise to clearly disclose how you considered the application of ASC 805-20-50 (SFAS 141R) and ASC 944-805-05 (SOP 03-3) to your loan portfolio under purchase accounting.

Response:

The proposed Conversion Transactions are comprised of two separate transactions that are expected to occur simultaneously: first, a reverse merger and recapitalization of the Fund with and into IMH Financial Corporation, with the Fund’s assets and liabilities being transferred to the Company at historical cost with associated allowances for credit losses; and second, the purchase of the Manager by the Fund. The Company considered the application of ASC 805-20-50 (SFAS 141R) and ASC 944-805-05 (SOP 03-3), but concluded that neither applies to the proposed Conversion Transactions under purchase accounting because the mortgage loan portfolio relates only to the Fund (which is the acquirer) and not the Manager (which is the target); the Manager has no loan portfolio.

69.
You disclose in footnote 4(e) to the pro forma financial information that you adjusted certain line items to properly account for loan origination and processing fees in compliance with U.S. GAAP.  We note that you have eliminated in its entirety the line item “Loan origination fees” income in both your pro forma statement of operations for the year ended December 31, 2008 and the nine-months ended September 30, 2009.  Please tell us why you eliminated this line item in total rather than adjusting it to reflect applicable U.S. GAAP accounting.

Response:

The Company has eliminated the line item entitled “Loan origination fees” income in the pro forma statement of operations, however, it has also reclassified the recognizable portion of “Loan origination fees”, net of direct costs, in the pro forma combined statement of operations to “Mortgage loan interest” in accordance with ASC 310-20 (SFAS 91).  In response to the Staff’s comment, the Company has revised the disclosure in footnote 4(e) on page 137 to clarify this presentation.

70.
You disclose in footnote 4(f) to the pro forma financial information that you reclassified broker-dealer commissions and fees related to the sale of membership interests in the Fund from expenses to owners’ equity in compliance with U.S. GAAP.  We note the elimination of $5.4 million of broker-dealer commissions in your pro forma statement of operations for the year ended December 31, 2008. However, we were unable to locate a corresponding adjustment to owners’ equity on your pro forma balance sheet. Please revise to clarify this discrepancy.

Response:

The Company recorded the pro forma adjustments in a manner it believes is consistent with Regulation S-X.T.11-.01. This regulation provides that when income statements for a full year and a subsequent interim period are required, the pro forma adjustments for both periods should be based on the assumption that the transaction was consummated at the beginning of the full year (i.e., January 1, 2008 for purposes of our pro forma presentation). Additionally, this regulation provides that the pro forma condensed balance sheet should be prepared assuming the transaction was consummated at the end of the most recent period for which a balance sheet is required (i.e., as of September 30, 2009).  On the basis thereof, the Company believes the broker-dealer commissions which were adjusted in the pro forma statement of operations should not be made in the pro forma condensed combined balance sheet assuming the Conversion Transactions were consummated as of September 30, 2009 for pro forma balance sheet presentation purposes.  Moreover, the Company believes the recording of this adjustment would have no net effect on ending equity since the amount would have been treated as a direct reduction of equity rather than as an item that would flow through retained earnings.  However, in response to the Staff’s comment, the Company has revised the disclosure in footnote 4(f) on pages 137 and 138 to clarify that this adjustment is reflected only in the pro forma condensed combined statement of operations and not in the pro forma condensed combined balance sheet.

O'Melveny & Myers LLP
Ms. Kathryn McHale, February 16, 2010 - Page 26

71.
You disclose in footnote 4(g) to the pro forma financial information that you reclassified employee bonuses for employees who participated in direct capital raising activities of the Fund from expenses to owners’ equity in compliance with U.S. GAAP.  We note an adjustment of $1.1 million to “Operating expenses” in your pro forma statement of operations for the year ended December 31, 2008.  However, we were unable to locate a corresponding adjustment to owners’ equity on your pro forma balance sheet.  Please revise to clarify this discrepancy.  Also, we note there is not a similar adjustment in your pro forma statement of operations for the nine-months ended September 30, 2009.  Please tell us how you determined that there should not be an adjustment for this period.

Response:

The Company recorded the pro forma adjustments in a manner it believes is consistent with Regulation S-X.T.11-.01. This regulation provides that when income statements for a full year and a subsequent interim period are required, the pro forma adjustments for both periods should be based on the assumption that the transaction was consummated at the beginning of the full year (i.e., January 1, 2008 for purposes of our pro forma presentation). Additionally, this regulation provides that the pro forma condensed balance sheet should be prepared assuming the transaction was consummated at the end of the most recent period for which a balance sheet is required (i.e., as of September 30, 2009).  On the basis thereof, the Company believes the employee bonuses referred to above that were adjusted in the pro forma statement of operations should not be made in the pro forma condensed combined balance sheet assuming the Conversion Transactions were consummated as of September 30, 2009 for pro forma balance sheet presentation purposes.  Additionally, a similar adjustment was not made for the nine months ended September 30, 2009, because no such bonuses were paid in 2009 since the Fund had suspended capital raising activities as of October 1, 2008.  The Company has revised its disclosure in footnote 4(g) on page 138 in response to the Staff’s comment.

O'Melveny & Myers LLP
Ms. Kathryn McHale, February 16, 2010 - Page 27

Moreover, the Company believes the recording of this adjustment would have no net effect on ending equity since the amount would have been treated as a direct reduction of equity rather than as an item that should flow through retained earnings. However, in response to the Staff’s comment, the Company has revised its disclosure in footnote 4(f) to clarify that this adjustment is reflected only in the pro forma condensed combined statement of operations and not in the pro forma condensed combined balance sheet.

72.
You disclose in footnote 4(h) to the pro forma financial information that you made adjustments to reflect the effect of reporting a provision for income taxes since the new Company, IMH Financial Corporation, will be taxed as a Sub Chapter “C” Corporation for income tax purposes.  Please address the following:

a.
We note that your current presentation presents a portion of your pro forma provision for income taxes in the Fund column and a portion in the Pro Forma Adjustments column.  Please tell us why you separated the pro forma provision for income taxes adjustment in this manner.

Response:

The Company presented the pro forma income tax adjustments on pages 131 and 132 in a manner it believes is in accordance with the SEC Division of Corporation Finance, Financial Reporting Manual, Topic 3400: Special Applications, section 3410, Sub-Chapter S Corporations and Partnerships which provides:

“For registrants that were formerly S corporations, partnerships, or similar tax-exempt enterprises, pro forma tax and earnings per share (EPS) data should be presented on the face of the historical statements. If the adjustments include more than tax adjustments, the pro forma presentation is limited to the latest year and interim period. If the adjustments include only taxes, pro forma presentation for all periods is encouraged but not required. The historical EPS information should be retained. The following should be included in S corporation and partnership pro formas:

•	For periods subsequent to becoming taxable, pro forma presentations should reflect tax expense for earlier comparable periods if the adjustments above included only taxes.

•	Undistributed earnings or losses of an S corporation or partnership registrant should be reclassified to paid-in capital in the pro forma statements.

•
S corporation registrants or partnerships that pay distributions to promoters-owners at close or effectiveness with proceeds of the offering must disclose historical earnings per share. Pro forma EPS for the latest year and interim period must also be presented which give effect to the distribution but not to the offering.”

O'Melveny & Myers LLP
Ms. Kathryn McHale, February 16, 2010 - Page 28

The Company believes this requires the Fund (as the registrant), which is a non-taxable entity, to present the pro forma tax in the historical column of the pro forma for the Fund.  However, section 3270, Tax Effects, provides, “Normally, tax effects should be calculated with reference to the statutory rate in effect during the periods for which the pro forma income statements are presented. If taxes are not calculated on that basis, or if unusual effects of loss carryforwards or other aspects of tax accounting are depicted, an explanation should be provided in a note to the pro forma financial statements.” Accordingly, for purposes of presenting the pro forma tax effects relating to the acquisition of the Manager (which is the target), the Company believes section 3270 requires it to include the tax effect of the Manager’s net income and other pro forma adjustments at statutory rates in the pro forma adjustments column.  Thus, the Company has done so.  Additionally, in response to the Staff’s comment, the Company has revised the presentation to include all income taxes as pro forma adjustments.

b.
We note in your current presentation that you added a line item below your historical statement of operations to reflect the pro forma income tax provision.  In order to promote greater transparency, please consider moving this line item up directly underneath the line item “Earnings (loss) before income taxes,” and reflecting the entire pro forma income tax benefit (expense) adjustment in the Pro Forma Adjustments column.  In addition, please add another line item below the income tax provision line item entitled “Pro Forma Net earnings (loss).”

Response:

The Company has revised the presentation of the pro forma income tax provision in response to the Staff’s comment.

73.
You disclose in footnote 4(i) to the pro forma financial information related to adjustments made to reflect the conversion of the number of weighted average membership interests in the Fund to average weighted shares outstanding after the conversion.  We were able to recalculate the adjustments presented in your pro forma statement of operations for the nine-months ended September 30, 2009 by dividing the Fund’s owners’ equity by the estimated $20 per share price.  However, we were unable to calculate the adjustments presented in your pro forma statement of operations for the year ended December 31, 2008.  Please tell us and revise to clearly disclose how you calculated these adjustments, specifically the 14,804,507 Pro Forma Adjustment and the 15,800,257 Combined Totals share balances.

Response:

In response to the Staff’s comment, the Company has revised the disclosure in footnote 4(h) on pages 138 through 141 to show the computation of pro forma average weighted shares outstanding after the consummation of the Conversion Transactions for each of the periods presented.

74.
We note that you reflect a pro forma loss before income taxes for the year ended December 31, 2008, but have estimated a pro forma provision for income tax expense primarily due to a valuation allowance against your deferred tax assets.  Please revise to present the information required by ASC 740-10-50-2 and 50-3 (paragraphs 43 and 48 of SFAS 109) related to your deferred tax assets and liabilities.  Further, please clearly explain how you have accounted for the “built-in tax losses” you referred to on page 103 under purchase accounting based on the guidance of ASC 805 740 25 (SFAS 141R).

O'Melveny & Myers LLP
Ms. Kathryn McHale, February 16, 2010 - Page 29

Response:

In response to the Staff’s comment, the Company has revised pages 138 through 141 of the S-4 to present the information required by ASC 740-10-50-2 and 50-3 related to the deferred tax assets and liabilities. In addition, the Company has considered the accounting implications relative to the "built-in tax losses", and concluded, based upon the guidance in ASC 805-740-25, that this issue is not applicable under the purchase accounting rules because these tax losses have not been realized to date.  Because the proposed Conversion Transactions amount to a recapitalization of the Fund, the tax characteristics of the Fund’s existing assets and liabilities will carry over to the combined entity at their historical tax basis. As such, the existence of the deferred tax assets pertaining to the allowance for credit losses recorded on the Fund’s books, which are non-deductible for tax purposes, was considered in the application of the conversion of the Fund into a taxable entity, along with the assessment of the required valuation allowance for such deferred tax assets. The Company believes the revised disclosure addresses the Staff’s comment.

Management’s Discussion and Analysis of Financial Conditions and Results of Operations of IMH Secured Loan Fund, LLC, page 128

Selected Financial Data, page 130

75.
Guidance in ASC 942-10-S99-4 (SAB Topic 11.K) states that Industry Guide 3 disclosures may provide useful information to certain registrants other than bank holding companies who have material amounts of lending activities. Since the purpose of the Fund is to originate, fund and own loans, please revise this filing as well as future annual filings to provide the following information in your disclosures:

Response:

Although certain aspects of Guide 3 may have applicability to certain of the Company’s operations, the Company also believes that certain of the disclosures contemplated by Guide 3 and applicable to bank holding companies do not readily translate to the Company’s business and may give rise to prejudicial disclosure from a business and competitive perspective.  Specifically, the Company believes the following issues would arise in the event of more detailed disclosure pursuant to Guide 3:

O'Melveny & Myers LLP
Ms. Kathryn McHale, February 16, 2010 - Page 30

•
The Company is concerned about the risks of more detailed disclosure regarding the loan portfolio.  Because the Company’s loan portfolio is comprised of a relatively limited number of loans (i.e., 58) that are highly customized -- as opposed to a substantial number of similarly structured loans -- the Company believes that more detailed disclosure will unfairly inform competitors and existing borrowers of the “lowest common denominator” of the customized terms of the loans in the portfolio, including, in particular, the minimum acceptable loan modification terms.  The Company believes that this information will allow (a) competitors to draw borrowers and potential borrowers and their applicable loans and prospective loans away from the Company by offering slightly more competitive terms, and (b) existing borrowers to pursue loan modifications (terms and rates) that are at least as attractive to such borrowers as the least attractive loan modification terms to the Company as the Company may have ever approved regardless of the applicable facts and circumstances.  In each case, the Company believes that more detailed disclosure respecting the mortgage loans would be prejudicial to the investors.  The Company believes its conclusion would be very different on this issue if the Company’s portfolio was comprised of a large volume of homogenous loans where the disclosure of the terms and conditions of any such loan would not be prejudicial to the lender.

•
Guide 3 contemplates disclosure on the basis of daily averages, except where the collection of data on a daily average basis would involve an unwarranted or undue burden or expense.  In such cases, weekly or month-end averages may be used, provided such averages are representative of the operations of the registrant.  The Company requests such a waiver of disclosure on a daily average basis, and requests that it be allowed to provide quarterly averages, which the Company believes is more representative of its operations.

However, the Company intends to provide the following items set forth in (a) through (d) below:

a.	An average balance sheet for each of the last three years as required by Item I.A of Industry Guide 3;

Response:

The Company has revised page 146 of the S-4 in response to the Staff’s comment.

b.	An analysis of net interest earnings for each of the last three years as required by Item I.B of Industry Guide 3;

Response:

The Company has revised page 147 of the S-4 in response to the Staff’s comment.

O'Melveny & Myers LLP
Ms. Kathryn McHale, February 16, 2010 - Page 31

c.	Information related to changes in interest income and interest expense, segregated between changes due to volume and changes due to rates, as required by Item I.C of Industry Guide 3; and

Response:

The Company has revised page 150 of the S-4 in response to the Staff’s comment.

d.	Return on equity and assets information for each of the last three years as required by Item VI of Industry Guide 3.

Response:

The Company has revised page 147 of the S-4 in response to the Staff’s comment.

Results of Operations for the Nine and Three Months Ended September 30 2008 and 2009, page 136

Interest Rate Information, page 140

76.
We note from your tabular disclosure on page 142 that you held one loan with a principal balance of $56 million and a 8.25% fixed interest rate that represented greater than 10% of your loan portfolio at September 30, 2009.  Please revise to disclose the current payment status of these loans (e.g. current, past due, non-accrual, etc.).  Further, please tell us whether these loans have been modified or are considered troubled debt restructurings.  If so, please also revise to disclose this fact and to describe the modifications.

Response:

The loan referred to above is one of two loans made to a borrowing group described on pages 163 and 164 of the S-4 in the section entitled “Borrower and Borrower Group Concentrations”.  The Company has revised pages 163 and 164 of the S-4 in response to the Staff’s comment.  As reflected in the revised disclosure, the Company has modified certain terms of these loans, and does not consider either loan to be a “troubled debt restructuring”.

Concentration by Category based on Collateral’s Development Status, page 143

77.
Based on the table provided on page 143, a significant portion of the collateral supporting your loan portfolio (34.0% at December 31, 2008 and 37.4% at September 30, 2009) is in Pre-entitled Land.  Please address the following:

a.	Please revise to more clearly identify the nature of each of the two subcategories under Pre-entitled Land, including the extent to which you effectively have collateral when there is no titled land.

O'Melveny & Myers LLP
Ms. Kathryn McHale, February 16, 2010 - Page 32

Response:

In the context of the Company’s use of the word, the word “entitlement” is unrelated to title insurance but, rather, refers to the land use and development process whereby a land owner obtains a development and/or construction approval from an applicable governmental agency.  The term “processing entitlements” is synonymous with “obtaining approvals.”  With respect to the Staff’s request to identify the extent to which the Company “has collateral when there is no titled land,” the amount of loans supported by Pre-entitled land is identified in the response to Comment 77(e).  It should be noted that the Company believes that the commonly used term in the Company’s industry is “entitled land” rather than “no titled land.”

The Company has revised page 162 of the S-4 in response to the Staff’s comment.

b.	Revise to discuss the additional risks associated with these categories.

Response:

The Company has revised page 162 of the S-4 in response to the Staff’s comment.  From a collateral standpoint, the Company believes the level of risk decreases as the borrower obtains governmental approvals (i.e., entitlements) for development.  When the ultimate goal is to build an existing structure that can be sold or rented, fully entitled land that is already approved for construction is more valuable than a comparable piece of land that has received no entitlement approvals.  Each municipality or other governmental agency has its own variation of the entitlement process, however, the functions tend to be relatively similar.  In general, the closer to completion a construction project may be, the lower the level of risk that construction will be delayed.

c.	Revise to clearly explain why you mean by the title “Raw Land” as used on page 161 compared to the categories referred to here.

Response:

As used on page 187 of the S-4, “Raw Land” refers to “Pre-entitled Land.”  The Company has revised pages 183 and F-58 of the S-4 to clarify that these two terms are intended to be synonymous with one another.

d.	Separately quantify the amount of loans supported by Pre-entitled Land as collateral that is in default or has been modified.

Response:

In response to the Staff’s comment, the Company has revised page 184 of the S-4 to add a tabular disclosure to classify loans in default by loan classification as of September 30, 2009.  The Company has also revised its disclosure on page 176 to quantify the number of loans in this category that have been modified since the third quarter of 2008.  See the Company’s response to Comment 78 for a discussion of why the Company is only presenting modifications since the third quarter of 2008.

O'Melveny & Myers LLP
Ms. Kathryn McHale, February 16, 2010 - Page 33

e.
We note that the amount labeled as Processing Entitlements decreased by only $7.8 million from $200,902,000 at December 31, 2008 to $193,087,000 at September 30, 2009, during which period it appears you made no new loans.  Please revise to discuss why such a small amount of collateral was transferred to the Entitled Land or Construction and Existing Structures categories during those nine months.  Discuss any trends affecting the lack of development of these properties, and any resulting risks reflected therein.

Response:

The Company has revised page 163 and 164 of the S-4 in response to the Staff’s comment.

f.	Tell us the amount of loans supported by Pre-entitled Land as of December 31, 2009.

Response:

The total balance of loans classified as Pre-entitled Land as of December 31, 2009 was $199.4 million.

Changes in the Portfolio Profile — Scheduled Maturities, page 144

78.
We note from your disclosure that maturity dates for certain modified loans may vary from their currently scheduled maturity date, while maturity dates for other modified loans were not extended and are classified as matured in your table on page 144.  Please revise to quantify, either as a separate line item in the table or narratively in your disclosure, the number of modified loans included in your maturity table, segregating between loans for which the maturity dates were extended and loans for which the maturity dates were not extended and which are included in the matured line item.  Further, for modified loans for which the maturity dates were extended, please quantify the amount of such loans within each of the maturity date line items.

Response:

As part of the Company’s historical business model, it commonly modified and/or extended loans in its portfolio after the initial loan term matured (generally a one-year term to maturity).  As a bridge lender, the Company commonly anticipated the possibility of the borrower’s need for loan term extensions at the time of the Company’s initial underwriting of the loan and the establishment of the initial loan term in order to allow (a) the borrower to actually complete a particular development phase, and (b) the Company the opportunity to re-evaluate the project status for the next phase of development after the borrower completes the applicable development phase.  Additionally, if the Fund required additional collateral or equity to further secure its loan, or a loan pay-down or other consideration in connection with a possible loan modification, as a negotiating strategy, the Manager would allow the applicable loan to mature without modification or enter a default status in order to motivate the borrower to seek a loan modification on terms more favorable to the Company in an effort to seek to avoid the loss of its collateral to foreclosure or the accrual of interest and penalties at default rates. Moreover, the extension of a loan’s maturity date prevents any potential impairments in the chain of title and better ensures the continuity of the Fund’s first lien status.  Historically, a loan would be modified and/or extended only after appropriate consideration was received from the borrower, the lender’s re-underwriting was completed, the then applicable loan-to-value standards were satisfied, and after the lender determined that the then existing interest reserves remained sufficient to fund interest for the remaining term of the loan.  The Company believes this strategy was effective because the Fund experienced no foreclosures and, except with respect to a $1.9 million allowance recorded in December 2007, no loan losses prior to fiscal year 2008.

O'Melveny & Myers LLP
Ms. Kathryn McHale, February 16, 2010 - Page 34

Beginning in mid-2008 the macro-economic business environment (i.e., demand) for bridge loans deteriorated significantly as financing from third parties to “take out” the Company’s bridge loans materially diminished.  Based on the above, the Company does not believe it is practicable or relevant to report loan modifications prior to the fourth quarter of 2008.  However, for the period thereafter, in response to the Staff’s comment, the Company has revised pages 179 and 180 of the S-4 to quantify the number and amount of loans modified within each of the maturity date line items.

Results of Operations for the Years Ended December 31, 2006, 2007 and 2008

Changes in the Loan Portfolio Profile, page 149

79.
Please revise to include a detailed description of each loan category (e.g. pre-entitled land, entitled land, construction).  In your disclosure, please include the types of borrowers, general loan terms and underwriting procedures and policies, interest rate information such as range or average rates and fixed or variable rates, type of collateral supporting the loans, loan-to-value ratio and any other information you believe would be beneficial to readers of your financial statements.

Response:

The Company has revised pages 169 through 172 of the S-4 in response to the Staff’s comment.

80.
Guidance in ASC 942-10-S99-4 (SAB Topic 11.K) states that Industry Guide 3 disclosures may provide useful information to certain registrants other than bank holding companies who have material amounts of lending and deposit activities.  Since the purpose of the Fund is to originate, fund and own loans, please revise this filing as well as future annual filings to provide the following information in your disclosures:

O'Melveny & Myers LLP
Ms. Kathryn McHale, February 16, 2010 - Page 35

a.	The amount of loans in each category for each of the last five years as required by Item III.A of Industry Guide 3; and

Response:

The Company has revised pages 147 and 148 of the S-4 in response to the Staff’s comment to set forth the number of loans in each category for each of the last five years in accordance with Item III.A of Industry Guide 3, as modified to correspond to the loan categories presented in the Company’s financial statements.

b.	Information related to loan maturities and interest rates for each of the last five years as required by Item III.B of Industry Guide 3.

Response:

The Company has revised pages 147 and 148 of the S-4 in response to the Staff’s comment, to set forth the loan maturities and interest rates for each loan over each of the last five years in accordance with Item III.B of Industry Guide 3, as modified to correspond to the loan categories presented in the Company’s financial statements.

81.
We note your disclosure here and on page 133 that you modified certain loans in your portfolio by extending the term of maturity and/or changing the interest rates, and that you will likely modify additional loans in the future.  Please address the following in this filing as well as future interim and annual filings:

a.	Revise to include a description of your specific loan modification programs or initiatives.

Response:

The Company believes that each of the assets comprising the collateral securing its portfolio loans is unique and, therefore, the Company does not have any specific loan modification programs. As described above in the Company’s response to Comment 78, the Fund’s historical business model included the origination of substantially all of its loans with a one-year maturity, notwithstanding the fact that the Fund contemplated that the current development phase to which the loan proceeds would apply would extend beyond the initial maturity term.  This business practice allowed the Fund to annually re-underwrite the credit and reaffirm that the borrower’s project was progressing as initially expected.  If the Fund had concerns regarding the project’s development status or progress at the time of the re-underwriting, it would oftentimes require that the borrower pledge additional collateral as security for the repayment of the loan.  On a very limited basis only would the Fund agree to lower the original interest rate in the event of a loan modification, and if it agreed to do so, it would only do so when the Fund determined that market interest rates had declined to such a degree that the Company could not continue to justify the original, higher interest rate.  In any event, at the time of any loan modification that included a reduced interest rate, the new lower interest rate would not be reduced below the then-current market interest rate. Additionally, since inception, the Company has not forgiven any principal or accrued interest on any loan and only one forbearance agreement has been granted by the Fund on a loan whose principal was not material to the portfolio as a whole.  Accordingly, substantially all loan modifications for the periods presented were extensions of maturities solely for purposes of allowing the borrower to seek to progress the project along the development path, and in no case were any of the Fund’s loan modifications deemed to represent “troubled debt restructurings” in accordance with GAAP. The Company has revised pages 178 through 180 of the S-4 to describe how loan modifications have historically been used in and the expected trends thereof.

O'Melveny & Myers LLP
Ms. Kathryn McHale, February 16, 2010 - Page 36

b.
Revise to include a tabular disclosure of the amount of gross loans included in each your loan modification programs (e.g. those for which the maturity date was extended, those for which the interest rate was changed, etc.) and in aggregate, detailed by loan category and performing versus nonperforming status.

Response:

For confidentiality obligation reasons, the Company does not believe it is practicable to present the information suggested by the Staff for all loan modifications in its portfolio. However, given the change in economic circumstances beginning in the fourth quarter of 2008, in response to the Staff’s comment, the Company has revised page 179 of the S-4 to include a tabular disclosure of the amount of gross loans which were modified since the fourth quarter of 2008 through September 30, 2009, including a summary description of changes in interest rates and extensions of the maturity dates, organized by loan category and with respect to performing and nonperforming status.

c.	Disclose your policy regarding how many payments the borrower needs to make on the restructured or modified loan before the loan is returned to accrual status.

Response:

The Company’s policy as to when it returns a loan to accrual status is not a “payment based” decision process but, rather, a collateral valuation based decision process.  Substantially all of the Company’s loans are supported by real estate collateral in some stage of development and do not generate cash flow to service the debt.  Further, as a loan’s collateral progresses through its various stages of development, the value of the collateral generally increases at a disproportionately high rate relative to the related expenditure of funds invested to create the improvements.  Accordingly, as is customary in the Company’s industry, interest on a loan has historically been collected from the borrower through the establishment of “interest reserves” that are contemplated as part of the “loan- to-value” analysis made during the original underwriting, and any subsequent, re-underwriting process.  Interest on loans with unfunded interest reserves is added to the loan balance with the offset accounting entry to interest income.

O'Melveny & Myers LLP
Ms. Kathryn McHale, February 16, 2010 - Page 37

d.	Quantify the types of concessions made, including reduction in interest rate, payment or maturity extensions, forgiveness of principal, forbearance or other actions.

Response:

As described in the response to Comment 81(a), the Company has not reduced interest rates at the time of any loan modifications below the then-current market rate of interest.  Additionally, since inception and for the periods presented, the Company has not forgiven principal or accrued interest, and only one forbearance agreement has been executed.  That forbearance agreement related to a loan whose principal was not material to the Company’s loan portfolio as a whole.

e.	Provide a narrative disclosure addressing your success with each of the different types of concessions.

Response:

Based on management’s evaluation, the Company has not granted any concessions to its borrowers for any of the periods presented. The Company has revised pages 178 through 180 of the S-4 in response to the Staff’s comment.

f.	Quantify the affect your loan modifications have had on your allowance for credit losses.

Response:

Based on the Company’s response to Comment 81(e), the Company believes that its practice of granting loan modifications or maturity date extensions within the framework of its business model have had a positive impact on loan performance and have not materially impacted the Company’s allowance for credit losses.  Because the loans in the Company’s portfolio are primarily dependent on the value of the underlying collateral, the change in the Company’s allowance for credit loss is a function of the FAS 157 valuations performed. Accordingly, loan modifications, in and of themselves, do not impact the allowance for credit loss.  As such, the Company believes it is not practicable or relevant to attempt to quantify the impact of loan modifications on the allowance for credit loss.

g.
If impairment is measured based on the present value of expected future cash flows, disclose your policy election regarding how the entire change in present value is reflected in the financial statements.  For example, disclose whether the amount is recorded entirely within the provision for loan losses or whether the portion reflecting the amount attributable to the passage of time is recorded as interest income.  To the extent that part of the amount is reflected within interest income, please disclose the amount. Refer to ASC 310-10-45 for guidance.

O'Melveny & Myers LLP
Ms. Kathryn McHale, February 16, 2010 - Page 38

Response:

The Company currently does not measure impairment based on the present value of expected future cash flows.  Rather, because the Company’s loan portfolio is highly dependent on the value of the underlying collateral, the Company values the underlying collateral of its loans, as allowed under ASC 310-10-45.

h.	Please revise to specifically disclose the amount of your modified loans that are considered troubled debt restructurings. Refer to guidance in ASC 310-40 (SFAS 15).

Response:

As described in the Company’s response to Comment 81(a), substantially all loan modifications were extensions of maturities for purposes of allowing the borrower the opportunity to continue to progress the project along the development path, and were not considered “troubled debt restructurings” under the provisions of ASC-310-40.  As such, the Company believes no such disclosure is required.

Interest Rate Information, page 150

82.
We note from your tabular disclosure on page 152 that you held two loans that each, individually, represented greater than 10% of your loan portfolio at December 31, 2008.  One loan had a principal balance of $46 million with a 11.25% variable interest rate, and one loan had a principal balance of $68 million with a 14.25% variable interest rate.  Please revise to disclose the current payment status of these loans (e.g. current, past due, non-accrual, etc.).  Further, please tell us whether these loans have been modified or are considered troubled debt restructurings.  If so, please also revise to disclose this fact.

Response:

The $46 million loan is one of two loans made to a borrowing group as described in the Company’s response to Comment 76. In response to Comment 82, the Company has revised page 176 of the S-4 in the section entitled “Borrower and Borrower Group Concentrations” to describe this concentration and to disclose the current payment status of the two loans.

Important Relationships Between Capital Resources and Results of Operations Summary of Existing Loans in Default, page 157

83.
Guidance in ASC 942-10-S99-4 (SAB Topic 11.K) states that Industry Guide 3 disclosures may provide useful information to certain registrants other than bank holding companies who have material amounts of lending and deposit activities.  Since the purpose of the Fund is to originate, fund and own loans, please revise this filing as well as future annual filings to provide information related to nonaccrual, past due, restructured and potential problem loans for each of the last five years as required by Item III.C of Industry Guide 3.

O'Melveny & Myers LLP
Ms. Kathryn McHale, February 16, 2010 - Page 39

Response:

The Company has revised the tabular disclosure on pages 33 and 34 of the S-4, as well as pages 182, 183 and 184 of the S-4, in response to the Staff’s comment and in accordance with Instruction III.C.1 of Industry Guide 3, to present both the number and amount of loans in non-accrual and past due status for each of the five year periods presented.  The Company supplementally informs the Staff that the Fund did not have any loans that qualified as “troubled debt restructurings” for any of the periods presented.

84.
We note from your disclosures here and in Note 4 on pages F-22 and F-54 that you held approximately $473.9 million, $226.6 million and $133.5 million loans considered to be in “default” at September 30, 2009 and December 31, 2008 and 2007, respectively.  Pleas address the following:

a.	Tell us whether these loans are considered impaired loans as defined by ASC 310-20-35-8 (SFAS 114).

Response:

The Company believes the Staff may have intended to reference ASC 310-10-35-8 rather than ASC 310-20-35-8.  On the basis of that assumption, ASC 310-10-35-8 provides that recognition of a loss is required when both (a) information available before the financial statements are issued indicate that it is probable that an asset has been impaired at the date of the financial statements, and (b) the amount of loss can be reasonably estimated. On the basis of the foregoing definition, certain of the loans that are classified as “in default” status would qualify as impaired under this GAAP definition while others would not. Since the Company’s loan portfolio is considered collateral dependent, the extent to which the Company’s loans are considered collectible, with consideration given to personal guarantees provided contemporaneously with the making of such loans, is largely dependent on the fair value of the underlying collateral.

b.	If these loans are considered impaired loans, as defined, please revise this filing as well as your future interim and annual filings to include the disclosures required by ASC 310-10-50-15.

Response:

The Company has revised pages 182, 183 and 184 of the S-4 to include the required disclosures under ASC 310-10-50-15.

O'Melveny & Myers LLP
Ms. Kathryn McHale, February 16, 2010 - Page 40

Additionally, the Company has revised page 184 of the S-4 to more clearly disclose its policy for recognizing interest income on impaired loans, including how cash receipts are recorded.

c.
If these loans do not qualify as impaired loans, as defined, please revise this filing as well as your future interim and annual filings to define the term “default” as used in your filings, as well as to disclose your accounting policy related to loans in “default” (e.g. when a loan is classified as in default, how you determine the carrying value of loans in default, your policy related to accrued interest on loans in default, etc.).

Response:

As set forth in the Company’s response to Comment 84(a), not all loans in default meet the definition of an impaired loan under ASC 310-10-35-8.  In accordance with the Company’s accounting policies, the Company’s loans in default balances encompass loans for which the Company is still accruing income, but are delinquent as to accrued interest or are past the scheduled maturity date, and are considered non-accrual loans. Unless and until the Company has determined that the value underlying the collateral is insufficient to recover the total contract amounts due under the loan, the Company’s accounting policy is to continue to accrue interest until the loan is (a) greater than 90 days delinquent with respect to accrued, uncollected interest or (b) greater than 90 days past the scheduled maturity date, whichever comes first.

The Company has revised pages 184 and 185 of the S-4 to define the term "default" as used in the Company’s filings, as well as to disclose its accounting policy related to loans in "default", including when a loan is classified as in default, how the Company determines the carrying value of loans in default, and the Company’s accounting policy related to accrued interest on loans in default.

d.
Tell us how your loans in default balance corresponds to your non-accrual loans of $64.6 million, $95.6 million and $73.3 million as disclosed in your Selected Financial Data on pages 131 and 132 as of September 30, 2009 and December 31, 2008 and 2007, respectively.  For example, please tell us and revise to disclose whether your non-accrual loans are also considered to be, and are included in, your loans in default balance.

Response:

The Company believes it has responded to the Staff’s comment in its response to Comments 84(b) and (c).

O'Melveny & Myers LLP
Ms. Kathryn McHale, February 16, 2010 - Page 41

Loan Portfolio Valuation Analysis, page 159

85.
Guidance in ASC 942-10-S99-4 (SAB Topic 11.K) states that Industry Guide 3 disclosures may provide useful information to certain registrants other than bank holding companies who have material amounts of lending and deposit activities.  Since the purpose of the Fund is to originate, fund and own loans, please revise this filing as well as future annual filings to provide the following information in your disclosures:

a.	An analysis of loan loss experience (e.g. a detailed credit loss allowance rollforward) for each of the last five years as required by Item IV.A of Industry Guide 3; and

Response:

The Company has revised pages 33, 34 and 190 through 192 of the S-4 in response to the Staff’s comment.

b.	A breakdown of the allocation of the allowance for credit losses for each of the last five years as required by Item IV.B of Industry Guide 3.

Response:

The Company has revised pages 33, 34 and 190 through 192 of the S-4 in response to the Staff’s comment.

86.
We note from your disclosures on page 161 that you engaged a third-party valuation firm to assist with your analysis of the fair value of your loan portfolio in both the fourth quarter of 2008 and the third quarter of 2009.  We also note that you changed your fair value methodology in each of these periods as.  ASC 820 10-35-26 states that “revisions resulting from a change in the valuation technique or its application shall be accounted for as a change in accounting estimate.”  Please tell us the dollar amount of the impact from the change on your financial statements.

Response:

The Company has reviewed the guidance under ASC 820-10-35-26 and agrees that changes in fair value are to be reported as a change in accounting estimate.  The Company believes, however, that the processes disclosed at pages 186 through 190 are within the guidance of FAS 157 and are considered a “change in its application”.  In accordance with the guidance provided in 250-10-50-5,which provides that “the disclosure provisions of this Subtopic for a change in accounting estimate are not required for revisions resulting from a change in a valuation technique or its application, “  the Company believes that it has disclosed at page 192 of the S-4 the information related to provisions taken on all periods presented. Moreover, due to the uncertainties surrounding the numerous assumptions that affect the Company’s valuations under a development approach resulting from the macroeconomic issues in the credit and real estate markets, the Company does not believe it is feasible for it to present the dollar impact from the change in methodology.

O'Melveny & Myers LLP
Ms. Kathryn McHale, February 16, 2010 - Page 42

87.
We note that, prior to the fourth quarter of 2008, you utilized a fair value modeling technique that was based on the assumption that “development of our collateral” was the highest and best use of the properties.  Further, beginning in the third quarter of 2009, you again believe that certain assets were more appropriately subject to a “Level 3 development approach.”  Please address the following:

a.	Please tell us more clearly what changed in your valuation methodology. Specifically identify the inputs that changed, as well as the difference in your methodology from a computational perspective.

Response:

The Company believes the terms “development,” “development approach” and “residual analysis” are all synonyms for Level 3 analysis as defined under FAS 157 guidance.  Between December 2008 and September 2009, the Company believes the real estate markets generally continued to deteriorate and for the reasons disclosed at pages 186 and 187 of the S-4, the Company concluded that a Level 2 approach was the appropriate “highest and best use” alternative for the valuation determination.  On page 187 of the S-4, the Company disclosed that “This determination was based on our assessment of the liquidity freeze, lack of demand for developed property, the extended development and sales period, and uncertainty relative to the pricing and cost estimates under a long-term build out scenario. This assessment resulted in a significant decline in the estimated fair values in relation to our historical residual analysis methodology”. Under a Level 3 development approach, the key inputs used in the Company’s valuation model consisted of assumptions respecting home prices, development cost estimates and absorption rates. Under the Level 2 analysis, in light of current market conditions, in many cases, the original development plan of the applicable project was not deemed to be its “highest and best use”.  As such, the observable inputs in the Level 2 valuation consisted primarily of comparable market sales.

b.
When computing the adjustments to reduce the “as developed” valuation for the costs to complete and normal profit margin (risk premium) associated with completion of the development, tell us the profit margins and Levels of those margins you considered in computing these adjustments and how this was estimated.

Response:

O'Melveny & Myers LLP
Ms. Kathryn McHale, February 16, 2010 - Page 43

The Company reports that all Level 3 modeling includes major categories of costs associated with a project’s development, except for “profit margins.”  The Company assumed (a) that the Fund would be the developer of the applicable projects, (b) that the Fund would not require a builder profit, and (c) that the risk premium would be captured in the discount rates used to calculate the present value of the future cash flows of the applicable projects. When used for valuation conclusions, the model scheduled all applicable cash out expenditures and cash receipts by month. The Company affirms that it consulted with (a) industry specialists in the development of its assumptions, and (b) market participants to confirm significant unobservable inputs.

c.
For collateral where you used an “as developed” approach, please tell us how you considered the resulting valuation amount as compared to the valuation amount that would have been produced under an “as is” approach.

Response:

The Company reports that all loan related assets in the Company’s portfolio (i.e., loans and real estate owned assets), were subject to appraisal by an independent appraisal firm. In cases where the Company deemed it feasible, the Company prepared Level 3 development models as discussed in the Company’s response to Comment 87(a).  With both sets of information available, the Company applied the “highest and best use” criteria set forth in FAS 157 and, thereafter, the valuation estimates were adjusted accordingly.

d.	Specifically tell us whether you received or internally calculated a market value on an “as is” basis in addition to your “as developed” methodology.

Response:

The Company reports that all Level 2 appraisals prepared by the independent appraisal firm were prepared on an “as is” basis.

e.	If not, tell us why not.

Response:

The Company believes it has responded to the Staff’s comment in its response to Comment 87(d).

f.	Tell us whether you believe the “as is” basis would produce a valuation amount that is significantly different than the amounts you used and the basis for your conclusion.

Response:

O'Melveny & Myers LLP
Ms. Kathryn McHale, February 16, 2010 - Page 44

The Company believes an “as is” valuation of its loan portfolio would have produced a valuation $20.4 million lower than the one the Company used.  Of that $20.4 million, (a) $19.9 million of the decrease would relate to excluding offers to purchase by third-parties unaffiliated with the Company on 12 loans, and (b) $500,000 of the decrease would be attributable to Level 3 valuations on two loans.

g.
If you believe it would result in a significantly different result but you did not consider such value, tell us why you believe that would be appropriate under the guidance of ASC 820 10 35 (SFAS 157).

Response:

The Company believes that all assets were valued in accordance with FAS 157 standards pursuant to “highest and best use” criteria, and using either Level 2 or Level 3 techniques, where appropriate.

88.
You disclose on page 161 that all loans in your portfolio are deemed collateral dependent, and that you perform an analysis of fair value of the collateral underlying the loans under SFAS 157.  We also note that you obtained updated valuations on your loan portfolio as of December 31, 2008 and that you utilized third-party valuation firms in your fair value analysis.  However, it is unclear from your disclosures whether you specifically use appraisals to determine the fair value of the underlying collateral.  Please revise your disclosures here, as well as your disclosures in Note 4 on pages F-23 and F-55, to address the following items:

a.
To the extent you use external appraisals to fair value the underlying collateral for impaired loans, how and when you obtain external appraisals and how this impacts your amount and timing of your quarterly and annual periodic loan provision(s) and charge-offs.

Response:

The Company has revised pages 189 through 192, F24, F-28 and F-57 in response to the Staff’s comment to describe the Company’s process for utilizing external appraisers to value the collateral for its portfolio loans.

b.
The typical timing surrounding the recognition of a collateral dependent loan as non-performing and impaired, when you order and receive an appraisal, and the subsequent recognition of any provision or related charge-off.  In this regard, tell us if there have been any significant time lapses during this process.

Response:

The Company typically obtains an appraisal on a real estate asset after it forecloses on the collateral for one of its loans.  These appraisals are typically received by the Company within 90 days after the foreclosure.  The Company had all significant loans in its portfolio appraised for December 31, 2008.  For purposes of the September 30, 2009 report on Form 10-Q, the Company had all of the portfolio assets (loans and real estate owned assets) subjected to valuation by independent third-party valuation firms.  Each asset was evaluated prior to the filing of the Form 10-Q.  Accordingly, the Company concluded that there had not been any significant lapse of time between the valuation process and its financial reporting.

O'Melveny & Myers LLP
Ms. Kathryn McHale, February 16, 2010 - Page 45

c.
Whether you have adjusted the value to an amount different from what was determined to be the fair value of the collateral as presented in the appraisal for any period presented.  If so, please tell us the amount of the difference and corresponding reasons for the difference, as applicable.

Response:

The Company believes it has responded to the Staff’s comment in its response to Comment 87(a).

d.
If you do not use external appraisals to fair value the underlying collateral for impaired loans, please provide us with a comprehensive response which discusses your process and procedures for estimating the fair value of the collateral for these loans.

Response:

The Company believes it has responded to the Staff’s comment in its responses to Comments 87(a) and 87(b).

89.
You disclose on page 164 that all of your mortgage investments are measured at fair value using either Level 2 or Level 3 inputs.  Please revise this filing to present all of the information required by ASC 820-10-50-5 for your financial assets and liabilities measured at fair value on a non-recurring basis.  Please note that this information is required to be presented in a tabular format as required by ASC 820-10-50-8.  Please also revise your disclosures in Note 4 on pages F-27 and F-60 and in all future interim and annual financial statements accordingly.

Response:

The Company agrees that it should measure its loan collateral using the provisions of ASC 820, however, it has only done so in the context of determining the amount of impairment for its allowance for credit loss.  The Company has not elected the fair value alternative as described in ASC 825-10-15.  As such, the Company does not believe that it is required to present all of the information required by ASC 820-10-50-5 for its financial assets and liabilities measured at fair value on a non-recurring basis.  However, in response to the Staff’s comment, the Company has revised pages 189 through 192, F-28, F-29, F-62 and F-63 of the S-4 to clarify the Company’s position on this point.

O'Melveny & Myers LLP
Ms. Kathryn McHale, February 16, 2010 - Page 46

90.	We note that you include the line item “Transferred from Other Accounts” in your roll forward of the allowance for credit losses on pages 164 and 165. Please address the following:

a.	Revise to disclose your loan charge-off policy.

Response:

The Company has revised pages 190 through 192 of the S-4 in response to the Staff’s comment to disclose its loan charge-off policy.

b.	In your footnote, please separately quantify the amount of charge-offs prior to foreclosure. If there are none, please explain why not.

Response:

The Company has revised page F-63 of the S-4 in response to the Staff’s comment.

c.	Please tell us and revise to describe the purpose of the line item “Transferred from Other Accounts,” and which other accounts the amounts are transferred to or from.

Response:

The Company has revised page 192 of the S-4 in response to the Staff’s comment to more clearly explain the purpose of the line item entitled "Transferred from Other Accounts," and which other accounts the amounts are transferred to or from.  Specifically, this line item for 2008 refers to the portion of the accretable discount distributed to the Manager, as described on page F-33, which gave rise to the Advances to Fund Manager presented on the Fund’s consolidated balance sheets.

d.	Please also revise your rollforward of the allowance for credit losses included in Note 4 on pages F-27 and F-61 accordingly.

Response:

The Company has revised pages F-28 and F-29 of the S-4 in response to the Staff’s comment.  The Company supplementally informs the Staff that for 2009, the line item “Transferred to Other Accounts” applies to the transfer of the portion of the allowance for credit loss relating to assets acquired through foreclosure.

O'Melveny & Myers LLP
Ms. Kathryn McHale, February 16, 2010 - Page 47

Liquidity and Capital Resources, page 166

91.
We note from your disclosure that the Manager has “taken a number of measures to seek to provide liquidity to” the Fund, including engaging in efforts to sell whole loans and participate interests in certain loans and to liquidate certain real estate but that, given the current economic uncertainty related to the real estate market, you cannot assert that the Fund will have sufficient liquidity to continue as a going concern.  We also note that you “historically addressed liquidity requirements in substantial part through additional member investments and reinvestments.”  However, effective October 1, 2008, the Manager elected to suspend certain activities of the Fund, including acceptance of additional member investments, the ability of members to reinvest earnings and the origination and funding of new loans.  It appears that by suspending these activities, substantially all of the Funds operations and primary liquidity sources were ceased. Please revise this section to explain in greater detail the reason(s) for the Manager’s actions related to suspending these activities and indicate the specific course(s) of action that the Company has taken or proposes to take to remedy the liquidity deficiency.

Response:

The Company has revised page 194 though 196 of the S-4 in response to the Staff's comment.  The Fund has a dedicated asset management department which administers all loans in default and other loans in cases where a default is probable.  This department is responsible for (a) negotiating loan paydowns or payoffs from borrowers, guarantors and potential buyers of the loans, and (b) the management and sale of real estate owned assets post-foreclosure. The Fund has explored the possibility of (a) pledging these loans to raise capital from commercial banks or private investment funds, and (b) raising equity from private or public equity or debt offerings.  To date, the Fund has not closed any of these potential liquidity transactions due to the continued macro-economic disruptions in the real estate related credit markets. However, the Fund has liquidated a sufficient level of mortgage assets to continue operating the business and administering its loan and real estate owned portfolio. However, these liquidations have generally been at distressed valuations because most buyers and other market participants have expected “fire sale” pricing in view of the abundant supply of assets in the market.

More recently, the Fund believes it has observed an increased level of market activity to support some liquidity opportunities through the sale of assets.  Further, the Fund continues to seek opportunities to finance its portfolio in an amount that would fund its next 12 months of operations.  At this time, none of these borrowing opportunities have advanced to the point that the Fund believes they are probable events, however, the Fund does believe that it can continue to strategically liquidate assets from time to time to fund current operations and hold the remaining assets until such time as market conditions are more favorable.

In October 2008, the Manager suspended all of the Fund’s lending activities, fund raising through the admission of new members and all other non-essential operations.  This material determination was based on the macro-economic conditions in the market generally, including the depressed state of the credit, capital markets and real estate sectors.  At a Fund specific level, this determination was made in part based on the Manager’s belief that take-out financing was not available in the market for its borrowers. Further, in August and September 2008, member redemption requests had accelerated at a time when such redemption requests could not reasonably be honored based on the Fund’s liquidity status.  Thus, the Manager believed it could best preserve the Fund’s value by placing a higher priority on honoring contractual unfunded loan obligations to borrowers and by retaining a liquidity reserve for funding ongoing operations, rather than by continuing to make new loans to borrowers and redeeming members’ interests in the Fund or by planning on early loan payoffs from borrowers in a credit-constrained market with very limited take-out financing alternatives available.

O'Melveny & Myers LLP
Ms. Kathryn McHale, February 16, 2010 - Page 48

92.
We note that your independent auditor has issued a going concern opinion, and that the Fund ceased both originating and funding loans and selling membership interests in October 2008.  Considering these two adverse conditions, please revise this section to more specifically identify known trends or known demands, commitments, events or uncertainties that will result in or that are reasonably likely to result in your liquidity increasing or decreasing in any material way (such as the Fund’s actions noted above).  If a material deficiency is identified, indicate the specific course(s) of action that you have taken or propose to take to remedy. the deficiency.  Further, please revise to more specifically identify and describe internal and external sources of liquidity, and to more clearly discuss any limitations on your ability to utilize those sources.  Clearly identify why you believe the Conversion Transactions will provide greater access to these sources than you have now.  Refer to guidance in Item 303(A)(1) of Regulation S-K, including paragraph 3 of the instructions to that section.

Response:

The Company has revised pages 194 through 196 of the S-4 in response to the Staff's comment.

93.
We note your disclosure on page 171 that borrowers typically do not pay loan extension fees with cash, but instead pay the fee out of available unfunded loan proceeds or by negotiating an increase in the loan amount sufficient to pay the fee.  Please revise to disclose the amount of extension fees included in your loan portfolio balance for each period presented.

Response:

The Company has revised pages 29, 30, 145 and 146 of the S-4 in response to the Staff's comment.

O'Melveny & Myers LLP
Ms. Kathryn McHale, February 16, 2010 - Page 49

Loan Fundings, page 167

94.
We note your disclosures here and in Note 10 on page F-37 and Note 8 on page F-66 related to interest reserves on certain of your loans.  We note that you have approximately $53.2 million and $98.7 million in undisbursed loans-in-process and interest reserves at September 30, 2009 and December 31, 2008, respectively.  Please address the following:

a.
Revise to separately disclose both the amount of loans for which you record interest reserves on your balance sheet and the amount of loans for which you deposited interest reserves into a controlled disbursement account (i.e. which are not recorded on your balance sheet).

Response:

The Company has revised pages 196, F-40, F-68 and F-69 of the S-4 in response to the Staff's comment.

b.	Revise your table on pages 167, F-37 and F-66 to present the amount of interest reserves separately from the amount of undisbursed loans-in-process.

Response:

The Company has revised pages 196, F-40, F-68 and F-69  of the S-4 in response to the Staff's comment.

c.
Revise to disclose how you monitor such projects throughout their lives to make sure the properties are moving along as planned such that it is appropriate to continue to capitalize the interest to the loan.

Response:

The Company has revised pages 169 though 171 of the S-4 in response to the Staff's comment.

d.
We note that you estimate you will not fund a portion of your interest reserves related to loans which “are in default, loans which have been modified to lower the funding amount, and loans whose funding is contingent on various project milestones, many of which have not been met to date and are not expected to be met at all.”  Revise to disclose the amount of loans for which you have extended, renewed, or restructured the terms of the loans, and the reasons for the changes.

Response:

As the Company has noted, a common and purposeful function of its historical business model as a bridge lender included the use of modification and/or loan extension strategies after the expiration of the initial loan term (generally one year ).  However, in the latter part of 2008 and through the current period, the business environment for providing bridge lending has deteriorated significantly as financing from third parties to “take-out” the Company’s bridge loans materially diminished. Based on these considerations, the Company does not believe it is practicable or relevant to report modifications prior to the fourth quarter of 2008.  However, the Company has revised pages 178 and 179 of the S-4 in response to the Staff’s comment to summarize the number and amount of loans that have been extended and or modified since the fourth quarter of 2008.

O'Melveny & Myers LLP
Ms. Kathryn McHale, February 16, 2010 - Page 50

e.
Revise to separately quantify the amount of interest reserves extended beyond what was originally contemplated at origination.  Clearly identify the impact of such extensions on past due and nonaccrual status.

Response:

The Company has revised pages 178 and 179 of the S-4 in response to the Staff's comment.

The Company’s business model contemplates having a relationship with a borrower or project that extends throughout the various development stages of the applicable project, subject to various extensions of the maturity date of the applicable loan from time to time.  The Company believes this business strategy has not had a negative impact on the performance of the Company’s loans.

f.
Revise to describe your underwriting process for loans with interest reserves, and any specific differences in how your underwrite loans with interest reserves and loans that do not have interest reserves.

Response:

The Company has revised pages 169 and 170 of the S-4 in response to the Staff's comment.

At this time, substantially all of the collateral for the Fund’s loans do not generate cash flow and, as is customary in the industry, interest reserves are created by the Company at the inception of the loan to help assure the borrower’s payment of interest.  From time to time, borrowers have other resources to help assure payment of debt service.

g.	Revise to disclose whether any of your loans with interest reserves are currently on non-accrual and/or are impaired and, as applicable, the amount of such loans.

Response:

The Company has revised pages 163, 164 and 176 of the S-4 in response to the Staff's comment to clarify that as of December 31, 2008, two loans with unfunded interest reserves and principal balances totaling $58.4 million in the aggregate were deemed to be impaired. Additionally, one loan with a funded interest reserve at December 31, 2008 was deemed to be impaired. As of September 30, 2009, there were no loans with remaining unfunded interest reserves and the two loans with funded interest reserves were not deemed to be impaired as of September 30, 2009.

O'Melveny & Myers LLP
Ms. Kathryn McHale, February 16, 2010 - Page 51

Critical Accounting Policies

Revenue Recognition, page 173

95.
We note that you do not recognize interest income on loans once they are deemed to be impaired.  Please tell us and revise this filing as well as future annual filings to disclose whether you also reverse accrued interest on loans once they are deemed to be impaired and placed on non-accrual status.  Please also revise your Revenue Recognition policy disclosure in Note 2 on page F-10 and Note 3 on page F-79 to the Investors Mortgage Holdings, Inc. financial statements, accordingly.

Response:

The Company has revised pages 202, F-10 and F-81 of the S-4 in response to the Staff's comment.

The Company does not generally reverse accrued interest on loans once they are deemed to be impaired and placed in non-accrual status.  In conducting its valuation analysis, the Company considers the total recorded investment for a particular loan, including outstanding principal, accrued interest and estimated foreclosure costs when computing the amount of valuation allowance required.

96.	Please revise to specifically discuss situations where you extended interest reserve amounts beyond what was originally contemplated at origination to keep loans from becoming past due.

Response:

The Company has revised pages 178 and 179 of the S-4 in response to the Staff's comment.

The Fund has not increased unfunded interest reserves solely in order to keep a loan from becoming past due.  All of the increases to the interest reserve amounts were made as part of other loan modifications.  The Fund regularly modifies loan terms or extends maturity dates after the initial one-year maturity date.  These extensions generally allow (a) the applicable borrower to complete a development phase at the collateral project, or (b) the lender to initiate a re-underwriting for the next step of the development process.  Additionally, if the Fund desired additional collateral or other loan term modifications, the Fund may allow a loan to remain in a matured/default status in order to use the leverage of the risk of foreclosure and accrual of interest and penalties at default rates to encourage the borrower to comply with the Fund’s request for additional collateral coverage, an additional guarantor, or a loan paydown, among other items.  Further, extending a loan does not interrupt the chain of title or the Fund’s continuity of first lien status.  As a condition to any loan term extension or other modification of loan terms, the Fund re-underwrites the loan and the collateral.  The Fund believes this strategy was effective prior to 2008 based on the fact that the Fund experienced no foreclosures and no loan losses prior to that time.  Beginning in mid-2008, the business environment for bridge lending deteriorated significantly and expected “take-out” financing for the Fund’s borrowers became effectively unavailable.

O'Melveny & Myers LLP
Ms. Kathryn McHale, February 16, 2010 - Page 52

97.
You disclose on page 175 that you evaluate your real estate loan portfolio for impairment on an individual loan basis, except for loans that are “cross collateralized” within the same borrowing groups.  For those loans, you perform both an individual evaluation as well as a consolidated evaluation to assess impairment.  We also note, as disclosed on page F-11, that you utilize SFAS 114 in evaluating the collectability of a loan.  Please address the following:

a.
Your statement that you evaluate some loans using a “consolidated evaluation” implies that you are using ASC 450-20 (SFAS 5) to determine a portion of your allowance for credit losses.  Tell us specifically whether you evaluate any loans for impairment under ASC 450-20.  If you do, please revise your filing to disclose this fact in your policy disclosures.

Response:

The Company does not believe the disclosure implies its use of SFAS 5.  The Company’s use of the “consolidated evaluation” is intended to indicate that all of the resources of the borrower are aggregated and considered collectively across all of the borrower’s individual loans.  The Company believes collateral dependent loans should be evaluated in light of all of the applicable collateral, whether the collateral is the primary source of repayment or part of an additional pool of assets pledged (directly or indirectly) to secure the loan.  The term “cross-collateralized” is a term of art customarily used in the industry to refer to a basket of collateral (i.e., mortgage loan assets) that is collectively pledged as collateral for the loan.

b.
The guidance in ASC 310-10-35-13 (SFAS 114) specifically excludes loans that are collectively evaluated for impairment.  Please tell us how you determined it was appropriate to evaluate some loans using both an individual evaluate (under SFAS 114) and a consolidated valuation (under SFAS 5).  Please refer to the technical guidance that you used to reach your conclusion.

Response:

The Company understands the Staff’s comment to be in reference to the section of ASC-10-35-13 which refers to groups of smaller-balance, homogeneous loans that are collectively evaluated for impairment.  The Company does not believe this provision applies to its loan portfolio because its loan portfolio is comprised of 58 individual loans, all of which are deemed collateral dependent and unique in nature. As discussed above, the Company’s “consolidated evaluation” is intended to indicate that the entire collateral package and resources of the borrower are aggregated and considered collectively across all of the borrower’s individual loans which are cross-collateralized.  The Company believes its accounting for impaired loans is in compliance with ASC-10-35 and is consistently applied, as all of its loans are measured at fair value in accordance with our specialized industry practice.

O'Melveny & Myers LLP
Ms. Kathryn McHale, February 16, 2010 - Page 53

c.
Please tell us and revise your filing to disclose the amount of your reserve for credit losses calculated using an individual loan evaluation versus the amount determined using a consolidated evaluation.

Response:

The Company believes it has responded to the Staff’s comment in its responses to Comments 97(a) and (b).

d.	Please tell us and revise to define what you mean by “cross collateralized.”

Response:

The Company has revised page 204 of the S-4 in response to the Staff's comment.

e.	Tell us and revise to clearly identify the situations in which such “cross collateralized” loans were originated.

Response:

The Company has revised page 204 of the S-4 in response to the Staff's comment.

The Company believes it is relatively common for a developer to have multiple projects under development concurrently, all of which are subject to separate loans.  Accordingly, in those instances, the Company also believes it is relatively common for a lender to “cross-collateralize” all of these multiple loans.  For various legal reasons it is customary to have each development project administered in a separate legal entity.  To assure that the Company has hypothecated an appropriate amount of the borrower’s assets, the various entities are required to pledge some or all of their assets for the benefit of the other entity’s borrowings.

The Company used this cross-collateralization structure with certain loans in order to help the Company achieve acceptable cumulative loan-to-value ratios if one of the primary collateral assets in support of a particular loan was not as valuable as some of the other collateral within that borrower’s loan portfolio with the Company.  The Company used cross-collateralization structures as a method to strengthen the credit support on a given loan or series of loans.  In certain situations, this structure was used by the Company to improve cumulative loan-to-value ratios.  It is also possible to use a cross-collateralization structure if the loan-to-value ratio applicable to the subject collateral was not an issue in order to obtain additional equity from the cross-collateralized property.

O'Melveny & Myers LLP
Ms. Kathryn McHale, February 16, 2010 - Page 54

Board of Directors of Our Manager, page 202

98.
Please tell us, with a view towards revised disclosure, if you plan to appoint or identify any of the five additional members of the board of IMH Financial Corporation prior to the consummation of the Conversion Transactions.  To the extent known, please include the information required by Item 18(a)(7) of Form S-4 with respect to any such directors.

Response:

The Company plans to identify and appoint five additional members to the board of directors prior to the consummation of an IPO, but it is not currently in a position to determine whether such members will be identified or appointed prior to the consummation of the Conversion Transactions.  The Company has revised page 231 of the S-4 in response to the Staff's comment.

Executive Compensation, page 206

99.
Please confirm that neither Ms. Guske nor Mr. Peterson received compensation in excess of $100,000 during 2007, 2008, or 2009.  If they have received such compensation, please include these individuals in your discussion or explain to the staff why you do not need to provide such disclosure.  See Item 402(a)(3) of Regulation S-K.

Response:

Each of Ms. Guske and Mr. Peterson received compensation in excess of $100,000 during each of 2007, 2008 and 2009.  However, the Manager believes that additional compensation disclosure with respect to each of Ms. Guske and Mr. Peterson is not required by Item 401(a)(3) of Regulation S-K because the Manager does not consider them to be “executive officers” within the meaning of Rule 3b-7 under the Exchange Act.  Neither Ms. Guske nor Mr. Peterson are, or have been, in charge of a principal business unit, division or function, and neither has performed or performs policy making functions.  The Company and the Manager currently consider only Messrs. Albers, Meris and Darak to be executive officers.

Base Salary, page 209

100.
You disclose that each of the three named executive officers will receive substantial increases to their base salary Levels prior to the consummation of the Conversion Transaction.  Please revise to discuss the factors that were considered in making the decision to increase base salary compensation.  Refer to Item 402(b)(2)(ix) of Regulation S-K.

O'Melveny & Myers LLP
Ms. Kathryn McHale, February 16, 2010 - Page 55

Response:

The Company has revised page 239 of the S-4 in response to the Staff’s comment.

IMH Financial Corporation Stock Incentive Plan, page 212

101.
We note that Messrs. Albers and Meris will not be on the compensation committee.  We also note that the remaining directors will be independent.  Therefore, it appears inappropriate for you to make statements such as “we do not expect the annual base salaries for any of [the] executive officers to decrease from the Level in effect at the beginning of 2009” or “we expect that approximately two-thirds of the shares being requested under the 2010 Stock incentive Plan will be used to grant awards to Mr. Albers, Mr. Meris and Mr. Darak.”  Please revise this disclosure.

Response:

The Company has revised page 241of the S-4 in response to the Staff’s comment.

Security Ownership and Certain Beneficial Owners..., page 215

102.	It is unclear from the beneficial ownership table if the amounts reported in the second and fourth columns are units, shares or dollar amounts. Please revise to clarify.

Response:

The Company has revised page 244 of the S-4 in response to the Staff’s comment.

Consolidated Financial Statements IMH Secured Loan Fund LLC

Balance Sheet, page F:3

103.
We note that you included your Mortgage Loans Held for Sale, net in the subtotal that is reduced by your Allowance for Credit Losses on your Balance Sheet.  Please revise to present your Mortgage Loans Held for Sale, net as a separate line item that is not included in the total of Mortgage Loans, net line item, as the latter should exclusively reflect your loans held for portfolio.  Please also revise your balance sheet for the period ended September 30, 2009 accordingly.  Refer to ASC 310-10-45-2.

Response:

The Company has revised its presentation on the balance sheet to separately disclose “Mortgage Loans held to Maturity” and “Mortgage Loans Held for Sale”, net of the related allowances.  However, the Company desires to continue to present the total of “Mortgage Loans” for purposes of transparency since the mortgage loans are presented in total in virtually all of the Company’s loan tables.

O'Melveny & Myers LLP
Ms. Kathryn McHale, February 16, 2010 - Page 56

Statements of Operations, page F-4

104.
We note that you refer to your provision for credit losses differently throughout your document.  For example, here in your Statements of Operations you refer to it as “Provision for Loan Loss Based on Fair Value Estimates as of the Balance Sheet Date,” while on page 164 in your rollforward of the allowance for credit losses you refer to it as “Valuation charge for current fair value,” and on page 175 in your allowance for credit losses disclosure you refer to it as your “provision for credit losses.”  For purposes of providing greater transparency, please revise to refer to your provision for credit losses using a single title consistently throughout your filing.  Further, please note that your title and related disclosures should not give the impression that you are using a fair value (expected loss) model rather than the incurred loss model for determining your allowance for credit losses.

Response:

The Company has revised the S-4 throughout in response to the Staff’s comment.

Note 2 – Significant Accounting Policies

Allowance for Credit Losses, page F-11

105.
We note your disclosure on page F-13 and at various other points in the filing that discusses analyses you performed related to the allowance for credit losses in terms of determining the amount of “potential losses”.  This appears inconsistent with your policy disclosed on page F-11 that a loan is deemed to be impaired when it is “probable” that you will be unable to collect contractual amounts due.

Please revise future filings to reconcile this apparent inconsistency.  If true, clearly confirm that your methodologies are applied in such a manner as is reflected in the policy stated in your disclosure on page F-11 and referred to above.  Additional information is available in Section II.P.1 of the Current Accounting and Disclosure Issues in the Division of Corporation Finance Outline dated November 30, 2006 available on the SEC’s web-site.

Response:

The Company will revise future filings in response to the Staff’s comment.

Real Estate Held for Development, page F-15

106.
We note from your disclosure in Note 5 on page F-31 that your line item Real Estate Held for Development includes both foreclosed assets and real estate purchased for investment.  Please address the following in both your financial statements for the year ended December 31, 2008 and for the period ended September 30, 2009:

O'Melveny & Myers LLP
Ms. Kathryn McHale, February 16, 2010 - Page 57

a.
Revise to present your real estate Acquired through Foreclosure as a separate line item on the face of your balance sheet.  Please also revise your balance sheet for the period ended September 30, 2009 accordingly.  Refer to ASC 310-10-45-3 for guidance.

Response:

The Company believes its consolidated balance sheets for December 31, 2008 (at page F-3 of the S-4) and September 30, 2009 (at page F-44 of the S-4) reflect the presentation required by ASC 310-10-45-3 since the Company shows both real estate acquired through foreclosure and real estate purchased for investment separately.

b.	Revise to clarify whether assets acquired through foreclosure are held for sale or held for investment.

Response:

The Company has revised its balance sheet presentation at September 30, 2009 to clarify that all real estate held for sale consists of real estate acquired through foreclosure.  No real estate was held for sale at December 31, 2008.

c.	Revise to disclose whether you account for assets acquired through foreclosure at fair value, less costs to sell, at acquisition. Refer to ASC 310-40-40-2 and 40-3.

Response:

The Company has revised page F-16 of the S-4 in response to the Staff’s comment.

d.
You disclose that your estimation of the fair value of assets acquired through foreclosure requires estimates as to the consideration of “future events and market conditions” and that this process assumes your ability to “complete development and dispose” of these properties in the ordinary course of business.  Please tell us in greater detail what you mean by these statements.  Specifically in your response please tell us the types of future events and market conditions you consider and how that affects your final fair value determination, and define “ordinary course of business” (e.g. within one-year, longer than one-year, etc).

Response:

This disclosure is intended to inform investors that the Company’s estimate of fair value may be based on the proposed development of the related asset, if deemed appropriate, as opposed to a sale of such property on an “as-is” basis. In such cases, the Company assumes it will have the willingness, resources and ability to carry out such development.  However, market conditions, such as home prices or absorption rates, and future events, such as the Company’s ability to secure the necessary financing, changes in government regulations, and other factors beyond its control, may impact its ability to ultimately realize the fair value ascribed to such assets.  The Company considers such factors in determining estimates of fair value at the time of foreclosure.  The reference to “ordinary course of business” refers to the execution of the Company’s disposition strategy under normal circumstances, rather than a forced disposition under duress.

O'Melveny & Myers LLP
Ms. Kathryn McHale, February 16, 2010 - Page 58

Note 4 – Mortgage Investments, Loan Participations and Loan Sales, page F-19

107.	We note your disclosure on page F-30 that you sold a loan to a third party for 101% of the par value of the loan during the year ended December 31, 2008. Please address the following:

a.	Tell us additional details surrounding this transaction, including the name of the purchaser and the reason they offered to purchase the loan at 101% of par value.

Response:

This note was purchased on an unsolicited basis by a motivated buyer, RECP Wilshire 9200, LLC, a subsidiary of Credit Suisse Bank. The Company believes that the buyer of the note considered that the loan was well collateralized, had profitable extension options, and an attractive interest rate.

b.	Tell us the original amount of the loan, the loan balance at the time of sale, the purchase price of the loan and the amount of the gain and where the gain was recorded in the income statement.

Response:

The balances relating to this transaction were as follows:

O'Melveny & Myers LLP
Ms. Kathryn McHale, February 16, 2010 - Page 59

Balances
Loan Balances	(in millions)
Original loan amount	$31.325
Loan balance at payoff	$31.323
Interest due at payoff	0.306
Total investment	$31.629

Gain on sale
Total purchase price	$31.957
Less: total invesment	(31.629)
Gain on sale	$0.328

Allocation of Gain
75% to Fund	$0.246
25% to Manager	0.082
Total gain on sale	$0.328

The gain on the sale of this loan totaled approximately $328,000.  However, in accordance with the Fund’s Operating Agreement, gains recognized on the disposal of assets are allocated 75% to the Fund and 25% to the Manager.  As such, the Fund recorded a gain of approximately $246,000 and disbursed $82,000 to the Manager. The Fund’s portion of the gain was reported in “Mortgage Loan Income” in the Fund’s consolidated statement of operations during the year ended December 31, 2008.  The Manager recorded its share of the gain in “Management Fees and Gains” in the Manager’s consolidated statement of operations.

c.	Tell us whether the loan was classified as performing or non-performing at the time of sale.

Response:

The loan was performing at the time of sale.

d.
You disclose that you classified the cash flows related to this transaction as an investing activity rather than as a financing activity, which is how you had typically (historically) treated whole loan sales.  We also note, per review of your statements of cash flows on page F-6, that you recorded cash flows related to i) proceeds from the sale of whole loans, ii) the repurchase of whole loans, iii) proceeds from loan participations issued, and iv) loan participations reacquired as financing activities in both 200G and 2007.  Please tell us how your prior classification of cash flows related to these activities as financing cash flows complies with guidance in ASC 230-10-45-12 and 45-13 (paragraphs 15 through 17 of SFAS 95).  If you are unable to support your prior accounting treatment, please revise to reclassify these cash flows to investing activities on your statements of cash flows.

O'Melveny & Myers LLP
Ms. Kathryn McHale, February 16, 2010 - Page 60

Response:

This transaction represented a single loan sale to a subsidiary of an international bank at a gain, which the Company believes was appropriately listed as an investing activity in the statement of cash flows. However, for all other loan sale activity, the Fund’s sale of whole loans was made for purposes of generating short-term liquidity when the Fund experienced a cash shortfall. While the Fund had no legal obligation to do so, the Fund repurchased these loans in every case prior to 2008.  As such, these loan sale transactions were accounted for as borrowings rather than traditional loans sales and, therefore, reported on the Statement of Cash Flows as a financing activity.  The Company believes this presentation is appropriate as a result of the Company’s intent and based on the substance of the transactions, and does not believe a reclassification is appropriate under the circumstances.

108.
On page F-31 you disclose that you purchased 90% of a note receivable, for which you previously owned 10%, in the fourth quarter of 2007.  You disclose that you purchased the note for $7 million at a discount from the face amount, and that your basis in the note was $9.3 million at December 31, 2007.  You also disclose you were accreting the discount into interest income over the remaining life of the loan, estimated to be 12-months from the date of purchase, in accordance with SOP 03-3.  However, for the year ended December 31, 2008 you recorded a valuation allowance of $7.23 million against the loan which represented the interest income accreted during 2008.  Please tell us how you determined that this loan qualified for accounting treatment under ASC 310-30-05 (SOP 03-3).  Further, please revise to include the disclosures required by ASC 310-30-50.

Response:

The Company has not included some of the detailed disclosures under ASC 310-30-50 due to the limited circumstance under which this type of transaction occurred (one individual loan). The Company believes the disclosure of more detail would be prejudicial to the Company and advantageous to competitors.  The Company requests that the Staff consider these circumstances and waive this requirement for the reasons stated.

O'Melveny & Myers LLP
Ms. Kathryn McHale, February 16, 2010 - Page 61

Consolidated Financial Statements for the Period Ended September 30, 2009 – IMH Secured Loan Fund, LLC

Note 2 – Significant Accounting Policies

Subsequent Events, page F-50

109.
We note your disclosure of three specific events that occurred subsequent to the date of the balance sheet.  Please revise to disclose how you considered the effect of these events for financial statement purposes.  Refer to guidance in ASC 855-10-50-2.

Response:

The Company has revised page F-53 of the S-4 in response to the Staff’s comment.

Consolidated Financial Statements – Investors Mortgage Holdings, Inc.

Note 2 – Principals of Consolidation, page F-78

110.
We note your disclosure related to Holdings and that you consider it to be a Variable Interest Entity (VIE) subject to consolidation.  Please tell us if you also evaluated whether the Fund would qualify as a VIE subject to consolidation given the fact that both the Fund and the Manager are part of the IMH Group, the Manager appears to control all aspects of the Funds operations and the Fund’s revenues arise primarily from loans originated on behalf of the Fund.  Please provide us with your analysis and refer to all technical guidance you used to support your conclusion.

Response:

In the course of the Company’s consideration of FIN 46R (which is substantially codified in ASC 810-10-15), the Company concluded that (a) the members of the Fund maintain significant control over the Fund as a result of, among other things, their fundamental right to terminate the Manager at virtually any time upon notice, and (b) the rights of the Manager under the Operating Agreement were subordinate to the foregoing right of the members of the Fund (among other rights), notwithstanding the Manager’s rights with respect to day-to-day managerial functions.  The Manager is a part of the IMH Group, but the Fund is a separate entity apart from the IMH Group.  The Manager does not have any ownership or equity interest in the Fund and the owners of the Manager have less than a 1% ownership interest in the Fund.

The Company acknowledges that the loans originated by the Manager on behalf of the Fund create revenue for the Fund, however, the Company believes that this relationship is not in the nature of a variable interest as defined by FIN 46R because it is not an interest that fluctuates based on the fair value of the assets and/or liabilities of the Fund.  Rather, the Manager earns this fee primarily to pay for origination costs plus a customary margin.

O'Melveny & Myers LLP
Ms. Kathryn McHale, February 16, 2010 - Page 62

In addition, the Company concluded that the Fund is not thinly capitalized, the members bear all of the risks of ownership thereof, and the Manager has no obligation to bear the Fund’s losses or any right to benefit from the Fund’s returns.  Thus, the Company believes that the Fund is not a variable interest entity as defined in Paragraph 5 of FIN 46R.

Note 19 – Economic Dependence. page F-95

111.
You disclose that you had fee income representing 84% of revenues for the nine-months ended September 30, 2009.  However, you state that due to the nature of the mortgage business, you do not deem these fees to represent economic dependence.  Please tell us and revise to explain the basis for this assertion.

Response:

The Company has revised pages F-97 and F-98 of the S-4 in response to the Staff’s comment.

The Company believes that the nature of the mortgage business can allow for potentially large fees to be generated by a few projects.  In 2009, the Company had three projects, which represented 84% (75% as of calendar year ended 2009) of the total revenue of the Manager.  For the nine months ended September 30, 2009, the Manager is deemed to have been economically dependent upon these projects for its revenue during the nine months ended September 30, 2009.  However, the Company does not expect that these projects will provide a recurring revenue stream for the Manager beyond 2009 and, therefore, the Company does not expect that the Manager will be economically dependent on these projects in the foreseeable future.  Future revenue cannot be determined with certainty and is largely dependent upon the economic recovery in the mortgage markets, the nature and extent of additional projects that the Manager may choose to fund on behalf of the Fund and, as such, the Company believes that the Manager cannot be deemed to be economically dependent upon the same projects beyond any one year period.

Item 21.  Exhibits and Financial Statement Schedules, page 11-2

112.	Please file the version of the Certification of Incorporation of IMH Financial Corporation that is currently in effect.

Response:

The Company has filed the certificate of incorporation as Exhibit 3.1.2 to the S-4.

113.
We note the discussion on pages 240-243 regarding the material federal income tax consequences with respect to the Conversion Transactions.  Please file the tax opinion required by Item 601(b)(8) of Regulation S-K or tell us why you are not required to do so.

O'Melveny & Myers LLP
Ms. Kathryn McHale, February 16, 2010 - Page 63

Response:

The Company has filed the form of tax opinion of O'Melveny & Myers LLP as Exhibit 8.1 to the S-4.

Exhibit 99.1

114.	Please ensure that the form of consent is clearly identified as a preliminary version. Refer to Exchange Act Rule 14a-6(e)(1).

Response:

The Company has revised the form of consent in response to the Staff’s comment.

Item 22. Undertakings

115.	Please include the undertakings required by Item 512(a) of Regulation S-K or tell us why you are not required to do so.

Response:

The Company has revised Item 22 in response to the Staff’s comment.

* * *

The Company has authorized us to advise the Staff that it hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	the Staff comments or changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

For the Staff’s convenience, we will arrange for you to receive separately a copy of Amendment No. 2 to the S-4 that is marked to show cumulative changes from the version that was filed on January 19, 2010.

We appreciate the Staff’s comments and request that the Staff contact the undersigned via telephone at (415) 984-8833, or via facsimile at (415) 984-8701, or via e-mail at phealy@omm.com with any questions or comments regarding this letter.

O'Melveny & Myers LLP
Ms. Kathryn McHale, February 16, 2010 - Page 64

Thank you.

Sincerely,

/s/ Peter T. Healy

Peter T. Healy
of O’MELVENY & MYERS LLP

cc:           Brittany Ebbertt
Kevin Vaughn
Justin Dobbie